Filed Pursuant to Rule 424(b)(3)
                                                File No. 333-20921


PROSPECTUS
                             SEACOR HOLDINGS, INC.

                        790,736 Shares of Common Stock
                               ($.01 Par Value)


      This Prospectus relates to the offer and sale of up to 790,736 shares (the "Shares") of the common stock, $.01 par value (the "Common Stock"), of SEACOR Holdings, Inc., a Delaware corporation (the "Company"). The Shares may be offered for sale by certain stockholders of the Company or by their transferees, pledgees, donees or their successors (the "Selling Stockholders") from time to time in transactions effected on The New York Stock Exchange, Inc. ("NYSE") (or through the facilities of any national securities exchange or U.S. inter-dealer quotation system of a registered national securities association, on which the Securities are then listed, admitted to unlisted trading privileges or included for quotation), in privately negotiated transactions, or in a combination of such methods of sale. Such methods of sale may be conducted at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions directly, or indirectly through underwriters, broker-dealers or agents acting on their behalf, and in connection with such sales, such broker-dealers or agents may receive compensation in the form of commissions, concessions, allowances or discounts from the Selling Stockholders and/or the purchasers of the Shares for whom they may act as agent or to whom they sell Shares as principal or both (which commissions, concessions, allowances or discounts might be in excess of customary amounts thereof). To the extent required, the names of any agents, broker-dealers or underwriters and applicable commissions, concessions, allowances or discounts and any other required information with respect to any particular offer of the Shares by the Selling Stockholders, will be set forth in a Prospectus Supplement. See "Selling Stockholders" and "Plan of Distribution." Certain restrictions on the ability of the Selling Stockholders to sell Shares owned by them are described under "Selling Stockholders."

      None of the proceeds from the sale of the Shares by the Selling Stockholders will be received by the Company. The Company has agreed to bear all expenses of registration of the Shares under federal or state securities laws and to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

      The Selling Stockholders and any underwriters, dealers or agents which participate in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission received by them and any profit realized on the resale of the Shares purchased by them may be deemed to constitute underwriting commissions, concessions, allowances or discounts under the Securities Act. See "Plan of Distribution."

      SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN MATERIAL RISKS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SHARES OFFERED HEREBY.

      The Shares offered for resale by the Selling Stockholders are being offered pursuant to certain investment and registration rights agreements. See "Selling Stockholders."

      The Common Stock is traded on the NYSE under the symbol "CKH." The closing sale price of the Common Stock as reported on the NYSE Composite Tape on February 5, 1997 was $53.00 per share.

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


               The date of this Prospectus is February 6, 1997.

                             AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Copies of reports, proxy statements, information statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and also are available for inspection at the Commission's regional offices located at 500 West Madison, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048, and at the Commission's Web site at (http://www.sec.gov). Copies of such material also can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports, proxy statements, information statements and other information may also be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

      The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments thereto, the "Registration Statement") under the Securities Act with respect to the Shares. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete and, with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement is deemed qualified in its entirety by such reference.



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

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

      The following documents filed by the Company with the Commission pursuant to the Exchange Act (File No. 1-12289) are incorporated by reference in this
Prospectus: (i) the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 1995 filed with the Commission on March 18, 1996; (ii) the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 1996 filed by the Company with the Commission on May 15, 1996; (iii) the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 1996 filed by the Company with the Commission on August 14, 1996; (iv) the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 1996 filed by the Company with the Commission on November 14, 1996; (v) the Company's Current Report on Form 8-K dated May 31, 1996 and filed with the Commission on June 7, 1996; (vi) the Company's Current Report on Form 8-K dated June 6, 1996 and filed with the Commission on June 10, 1996; (vii) the Company's Current Report on Form 8-K dated May 31, 1996 and filed with the Commission on June 14, 1996; (viii) the Company's Current Report on Form 8-K dated October 24, 1996 and filed with the Commission on October 24, 1996; (ix) the Company's Current Report on Form 8-K dated December 19, 1996 and filed with the Commission on December 24, 1996; and (x) the description of the Company's Common Stock contained in the Company's Registration Statements on Form 8-A filed with the Commission on November 30, 1992 and October 9, 1996, including any amendment or report filed for the purposes of updating such description.

      All reports and other documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares made by this Prospectus shall be deemed to be incorporated herein by reference and to be a part hereof on and from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or incorporated herein by reference or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all documents incorporated by reference in this Prospectus (not including, however, the exhibits to such documents unless such exhibits are specifically incorporated by reference in such information). Such requests should be directed to: SEACOR Holdings, Inc., 1370 Avenue of the Americas, 25th Floor, New York, New York 10019, Attention:
Secretary, telephone number (212) 307-6633.

      No person is authorized in connection with any offering made hereby to give any information or to make any representation other than as contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, any Selling Stockholder or any underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Shares offered hereby to any person in any jurisdiction in which it is unlawful to make any such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstance imply that there has been no change in the affairs of the Company since the date hereof.



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

                                    SUMMARY


      When included in this Prospectus or in documents incorporated herein by reference, the words "expects," "intends," "anticipates," "believes," "estimates" and analogous expressions are intended to identify forward-looking statements. Such statements, which include statements contained in "Risk Factors," inherently are subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected, such risks and uncertainties include, among others, general economic and business conditions, industry fleet capacity, changes in foreign and domestic oil and gas exploration and production activity, competition, changes in foreign political, social and economic conditions, regulatory initiatives and compliance with governmental regulations, customer preferences and various other matters, many of which are beyond the Company's control. These forward-looking statements speak only as of the date of this Prospectus. The Company expressly disclaims any obligation or undertaking to release publicly any updates or any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.


                                  THE COMPANY

      The Company is a major provider of offshore marine services to the oil and gas exploration and production industry and is one of the leading providers of oil spill response services to owners of tank vessels and oil storage, processing and handling facilities. The Company operates a diversified fleet of over 315 vessels primarily dedicated to servicing offshore oil and gas exploration and production facilities in the U.S. Gulf of Mexico, the North Sea, offshore West Africa and Mexico. The recent consummation of the Smit Transaction (defined below) has expanded the Company's global operations by giving it market presence in the Far East, Latin America and the Mediterranean. Additionally, the recent consummation of the Galaxie Transaction (defined below) has enlarged the Company's fleet capacity in the U.S. Gulf of Mexico. The Company's offshore service vessels deliver cargo and personnel to offshore installations, handle anchors for drilling rigs and other marine equipment, support offshore construction and maintenance work and provide standby safety support. The Company also furnishes vessels for special projects such as well stimulation, seismic data gathering, freight hauling and line handling. In connection with its offshore marine services, the Company, through Energy Logistics, Inc. ("ELI"), a joint venture with Baker Energy, a unit of the Michael Baker Corporation, a U.S. public company, also offers logistics services for the offshore industry, including the coordination and provision of marine, air and land transportation, materials handling and storage, inventory control and "just-in-time" procurement.

      The Company's environmental services business principally provides contractual oil spill response services to those who store, transport, produce or handle petroleum and certain other non-petroleum oils as required by the Oil Pollution Act of 1990 ("OPA 90") and various state regulations. The Company's services, provided primarily through its indirect wholly owned subsidiary, National Response Corporation ("NRC"), include training for and supervision of activities in response to oil spill emergencies and the maintenance of specialized equipment for immediate deployment and spill response. NRC has acted as the principal oil spill response contractor on several of the largest oil spills that have occurred in the United States since the enactment of OPA 90.

      SEACOR was incorporated in Delaware in December 1989 for the purpose of acquiring the capital stock of NICOR Marine, Inc. and certain of its marine affiliates and subsidiaries which, at the time of the acquisition, owned 36 and managed five vessels and to acquire SCF Offshore, Inc. which, at the time of acquisition, owned two vessels.

      SEACOR'S principal executive offices are located at 11200 Westheimer, Suite 850, Houston, Texas 77042, where its telephone number is (713) 782-5990.

      Unless the context indicates otherwise, any reference in this Prospectus to the "Company" refers to SEACOR Holdings, Inc. and its consolidated subsidiaries, including NRC, and any references in this Prospectus to "SEACOR" refer to SEACOR Holdings, Inc.

                              RECENT DEVELOPMENTS

      GALAXIE TRANSACTION

      On January 3, 1997, the Company acquired substantially all of the offshore marine assets, including vessels, owned by Galaxie Marine Service, Inc., Moonmaid Marine, Inc., Waveland Marine Service, Inc. and Triangle Marine, Inc. (collectively, "Galaxie"), for aggregate consideration of $23.61 million, consisting of $20.56 million in cash and 50,000 shares of Common Stock (which, based on the closing sale price of the Common Stock as reported on the NYSE Composite Tape on the NYSE on January 2, 1997, had an aggregate value of approximately $3.05 million) (the "Galaxie Transaction"). The assets acquired included 24 vessels (one offshore supply vessel, one mini supply vessel, five crew boats and 17 utility boats) and other related tangible and intangible assets.

      In connection with the Galaxie Transaction, SEACOR and Galaxie entered into a certain investment and registration rights agreement (the "Galaxie Registration Rights Agreement"); pursuant to which SEACOR has agreed to prepare and file with the Commission, on or prior to March 31, 1997, a "shelf" registration statement to permit resales by Galaxie, from time to time, of the 50,000 shares of Common Stock received by it in the Galaxie Transaction. See "Selling Stockholders."

      SMIT TRANSACTION

      On December 19, 1996, the Company and certain of its subsidiaries acquired substantially all of the offshore vessel assets and certain related joint venture interests owned by Smit Internationale N.V. ("Smit") and its subsidiaries (the "Smit Transaction"). The aggregate consideration, including amounts payable under certain lease purchase arrangements for two vessels, consists of: (i) approximately $71.1 million in cash, (ii) 712,000 shares of Common Stock and (i) $22.0 million principal amount of the Company's 5-3/8% Convertible Subordinated Notes Due November 15, 2006 (the "Smit Notes"). The Smit Notes were issued under an Indenture dated as of November 1, 1996 between the Company and First Trust National Association, as trustee. The Smit Notes are convertible, in whole or in part, at the option of the holder at any time prior to the close of business on the business day next preceding November 15, 2006, unless previously redeemed, into shares of Common Stock at a conversion price of $66.00 per share (equivalent to a conversion rate of 15.1515 shares per $1,000 principal amount of the Smit Notes), subject to adjustment in certain circumstances. The Smit Notes are redeemable at the Company's option at any time from and after November 24, 1999 at the redemption prices specified therein, together with accrued and unpaid interest to the date of repurchase. As of January 31, 1997, the Company has issued $15.25 million principal amount of the Smit Notes. In addition, the definitive agreements for the Smit Transaction provide for the payment by the Company, in a combination of cash and non-convertible notes, of up to $47.2 million of additional consideration based upon the earnings performance of certain assets acquired from Smit during 1997 and 1998. The acquired assets include 24 vessels sold directly by Smit and Smit's interests in certain joint ventures that own and operate own 21 vessels.

      Pursuant to the Smit Transaction, the Company has also agreed to use commercially reasonable efforts to nominate and elect to SEACOR's Board of Directors one person designated by Smit for so long as Smit is the beneficial owner of at least 5% of the outstanding Common Stock of the Company. Furthermore, in a press release dated December 19, 1996, SEACOR announced its intention to change its corporate name to SEACOR-SMIT Inc.

       In addition, on December 19, 1996, the Company and Smit signed a letter of intent providing for the acquisition by the Company of Smit's joint venture interests in a certain Malaysian joint venture which owns and operates four vessels (the "Malaysian Purchase") for aggregate consideration of approximately $12.9 million. The terms of the Malaysian Purchase are preliminary in nature and there can be no assurance that any definitive transaction documentation will be entered into or, if entered into, that the Malaysian Purchase will be consummated.

      In connection with the Smit Transaction, SEACOR and Smit International Overseas B.V., a Netherlands corporation and wholly-owned subsidiary of Smit ("Smit Overseas"), entered into a certain investment and registration rights agreement (the "Smit Registration Rights Agreement"); pursuant to which SEACOR has agreed to prepare and file with the Commission a "shelf" registration statement to permit, from time to time, resales by Smit Overseas of the 712,000 shares of Common Stock (offered hereby), Smit Notes and shares of Common Stock issuable upon conversion thereof received by it in the Smit Transaction (not offered hereby). In addition, SEACOR had agreed to provide Smit Overseas with certain incidental or "piggyback" registration rights. See "Selling Stockholders."

      5-3/8% CONVERTIBLE SUBORDINATED NOTES PLACEMENT

      On November 5, 1996, the Company completed the private placement (the "November 1996 Notes Placement") of $172.5 million aggregate principal amount of its 5-3/8% Convertible Subordinated Notes Due November 15, 2006 (the "Initial Notes"). The Initial Notes were issued under the Indenture. The Initial Notes are convertible, in whole or in part, at the option of the holder at any time prior to the close of business on the business day next preceding November 15, 2006, unless previously redeemed, into shares of Common Stock at a conversion price of $66.00 per share (equivalent to a conversion rate of 15.1515 shares of Common Stock per $1,000 principal amount of the Initial Notes), subject to adjustment in certain circumstances. The Initial Notes are redeemable at the Company's option at any time on and after November 24, 1999 at the redemption prices specified therein, together with accrued and unpaid interest to the date of repurchase.

      In connection with the November 1996 Notes Placement, SEACOR and Credit Suisse First Boston Corporation, Salomon Brothers Inc, and Wasserstein Perella Securities, Inc., as the initial purchasers, entered into a certain registration rights agreement (the "November 1996 Registration Rights Agreement"); pursuant to which SEACOR has agreed to prepare and file with the Commission a "shelf" registration statement to permit resales by the holders of the Initial Notes and the shares of Common Stock issuable upon conversion thereof.

      NEW VESSEL CONSTRUCTION

      The Company has committed to build vessels over the next two years for an aggregate capital expenditure of approximately $108.0 million. Approximately $20.5 million has been funded to date and approximately $9.4 million is committed to be paid by Transportation Maritima Mexicana S.A. de C.V. ("TMM"), pursuant to a Memorandum of Understanding dated September 25, 1996 between TMM and the Company covering several vessels.

      1996 COMMON STOCK OFFERING

      On July 3, 1996, the Company sold in an underwritten public offering 909,235 shares of its Common Stock at $43.50 per share (the "1996 Common Stock Offering"). In conjunction therewith, 842,355 shares of Common Stock were sold by certain of the Company's stockholders. The Company received net proceeds of approximately $37.7 million from its sale of 909,235 shares of Common Stock, of which $26.0 million was used to purchase four vessels acquired from Compagnie Nationale de Navigation, a French corporation ("CNN"), pursuant to the 1996 CNN Transaction (defined below), and to prepay $9.6 million of indebtedness then owed by the Company to CNN. The Company has allocated the remainder of such net proceeds for general corporate purposes.

      1996 CNN TRANSACTION

      On July 3, 1996, pursuant to an agreement entered into by the Company and CNN in June 1996, the Company acquired from CNN six vessels for $22.65 million in cash (the "1996 CNN Transaction"). At closing, the Company prepaid $9.6 million aggregate principal amount of the indebtedness outstanding under promissory notes previously issued to CNN by a subsidiary of the Company. In addition, CNN converted $4.75 million principal amount of the Company's 2.5% Convertible Subordinated Notes Due January 1, 2004 (the "2.5% Notes") into 156,650 shares of Common Stock (in accordance with the terms of the 2.5% Notes), and subsequently sold all 616,598 shares of Common Stock then owned by it (including the shares of Common Stock received by CNN upon such conversion) in the 1996 Common Stock Offering.

      6.0% NOTE CONVERSION

      On July 12, 1996, following notice from the Company of the redemption on such date of all $55.25 million principal amount of its then outstanding 6.0% Convertible Subordinated Notes Due July 1, 2003 (the "6.0% Notes"), the holders thereof converted all of such 6.0% Notes into an aggregate of 2,156,083 shares of Common Stock issued by the Company.

      MCCALL ACQUISITION

      On May 31, 1996, the Company acquired McCall Enterprises, Inc. and its affiliated companies (collectively, the "McCall Companies") which, at the date of such acquisition, operated 36 crew boats and five utility boats dedicated to serving the oil and gas industry primarily in the U.S. Gulf of Mexico. Such acquisition (the "McCall Acquisition"), which has been accounted for by the Company as a pooling-of-interests, was accomplished pursuant to a series of merger and share exchange agreements involving the Company and certain of its subsidiaries, the McCall Companies and the former stockholders of the McCall Companies. Pursuant to the McCall Acquisition, on August 9, 1996, the Company issued an aggregate of 1,306,550 shares of Common Stock to the former stockholders of the McCall Companies.

                            ----------------------

      For additional information relating to the recent developments described above, see the Company's Current Reports on Form 8-K referred to above under "Incorporation of Certain Information by Reference." For additional information relating to the Company's business, operations, properties and other matters, see the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 1995 and its Quarterly Reports on Form 10-Q for its fiscal quarters ended March 31, 1996, June 30, 1996 and September 30, 1996 referred to above under "Incorporation of Certain Information by Reference."




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

                                 RISK FACTORS

     PROSPECTIVE INVESTORS IN THE SHARES OFFERED HEREBY SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, IN ADDITION TO ALL OF THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

INDUSTRY CONDITIONS

     OFFSHORE MARINE SERVICES; MARKET VOLATILITY

     The Company's offshore vessel operations are dependent on activity in the offshore oil and gas exploration and production industry. The level of exploration and development of offshore areas is affected by both short-term and long-term trends in oil and gas prices which, in turn, are related to the demand for petroleum products and the current availability of oil and gas resources. The level of offshore activity also is related to local policies that influence drilling activities. In recent years, oil and gas prices and, therefore, the level of offshore exploration and drilling activity have been volatile. A significant or prolonged decline in future oil and gas prices would likely result in reduced exploration and development of offshore areas and a decline in the demand for offshore marine services. Such reduced activity could have a material adverse effect on the Company's financial condition and results of operations.

     Charter rates for the Company's vessels also are dependent on the supply of offshore marine vessels. Excess vessel capacity in the industry can result from refurbishment of "mothballed" vessels, conversion of vessels formerly dedicated to services other than oil support and related offshore marine activities and construction of new vessels. The addition of new capacity to the worldwide offshore marine fleet would increase competition in those markets where the Company presently operates which, in turn, could have a material adverse effect on the Company's financial condition and results of operations.

     ENVIRONMENTAL SERVICES

     The environmental response business is dependent upon the development, interpretation and enforcement of regulations promulgated under OPA 90 and, to a lesser extent, upon oil spill response regulations developed at the state level. There currently is no uniformity of regulatory development or enforcement on a federal or state level. The Company believes that it generally benefits from increasingly stringent oil spill regulations and from increased enforcement of such regulations (which, in each case, increases demand for NRC's services). However, a relaxation of oil spill requirements or decreased enforcement of such regulations could reduce demand for NRC's services and, therefore, have a material adverse effect on the Company's financial condition and results of operations.

     NRC is a "classified" Oil Spill Removal Organization ("OSRO"). The United States Coast Guard (the"Coast Guard") classifies OSROs based on their overall resource capability to respond to various types and sizes of oil spills in different operating environments such as rivers/canals, inland waters and oceans (separated into nearshore, offshore and open ocean areas). In November 1993, shortly after the initial OSRO program guidelines were published, NRC applied for and received an "E" classification, the highest classification level achievable. The Coast Guard reserves the right to review NRC's resource capability at any time based on the Company's performance during actual response and cleanup activities and exercises and may, under certain circumstances, amend or revoke the classification. In September 1995, the Coast Guard proposed revised draft OSRO guidelines and requested industry and regulatory comments. On December 28, 1995, the revised OSRO guidelines were published. Significant revisions include geographic-specific classifications, a requirement to ensure the availability of non-dedicated resources in quantities twice what is required of dedicated resources, proof of subcontractor support and more stringent oversight by the Coast Guard. NRC's "E" classification under the original program has expired. NRC has reapplied for new classification under the revised guidelines and has



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

received an interim classification as of December 24, 1996. The Coast Guard must verify the information in the application, and there can be no assurance that NRC will receive a final classification or a final classification equivalent to its current classification.

RELIANCE ON SIGNIFICANT CUSTOMERS

     The Company offers offshore marine services primarily to the major integrated oil companies and large independent oil and gas exploration and production companies. The percentage of revenues attributable to an individual customer varies from time to time, depending on the level of oil and gas exploration undertaken by a particular customer, the suitability of the Company's vessel for the customer's projects and other factors, many of which are beyond the Company's control. For the nine months ended September 30, 1996, approximately 14.1% of the Company's marine operating revenues were received from Mobil Oil Corporation.

     The Company offers its environmental and oil spill response services primarily to the domestic and international shipping community, including dry cargo vessel owners and owners of facilities such as refineries, pipelines, exploration and production platforms and tank terminals. The Company presently has approximately 300 customers and provides retainer coverage to approximately 1,750 self-propelled vessels, 800 barges and 200 facilities. The Company's retainer arrangements with these customers include both short-term contracts (one year or less) and long-term agreements, in some cases as long as seven years. For the nine months ended September 30, 1996, Coastal and Sun Oil, NRC's two largest customers, accounted for 35.8% of NRC's retainer revenues, collectively.

GOVERNMENT REGULATION

     Both the Company's offshore marine operations and environmental response operations are materially affected by government regulation in the form of international conventions, federal and state laws and regulations in jurisdictions where the Company's vessels operate and/or are registered. These regulations govern oil spills and other matters of environmental protection, worker health and safety, and the manning, construction and operation of vessels.

     The Company believes that it is presently in material compliance with the environmental laws and regulations to which the Company's operations are subject. The Company is not a party to any pending proceeding and is unaware of any threatened litigation or other judicial, administrative or arbitrable environmental proceedings which, if adversely determined, would have a material adverse effect on the financial condition or results of operations of the Company. However, the risks of incurring substantial compliance costs and liabilities and penalties for non-compliance are inherent in offshore marine service operations. There can be no assurance that significant costs, liabilities, and penalties will not be incurred by or imposed on the Company in the future.

     OFFSHORE MARINE SERVICES

     OPA 90 requires owners and operators of tank vessels and certain other oil handling facilities to obtain certificates of financial responsibility for potential oil spill liability. The Company currently satisfies this requirement with respect to Company vessels required to maintain such certificates.


     ENVIRONMENTAL SERVICES

     The Company's environmental services are conducted through NRC, an indirect, wholly-owned subsidiary of the Company. OPA 90 regulations require certain vessels to identify in their response plans the availability of response resources or OSROs they will use in the event of an oil spill. NRC's primary sources of revenue are retainer arrangements with customers for making available its spill removal vessels and related marine equipment



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

in the event of a spill. Authority to implement these regulations is divided among several regulatory agencies: the Coast Guard, the U.S. Environmental Protection Agency, the U.S. Minerals Management Service and the Office of Pipeline Safety. Currently, there is no uniformity of regulatory interpretation or enforcement by these agencies. On the state level, enforcement of analogous regulations varies from state to state. Due to this lack of uniformity, the amount of response resources required to be made available to the Company's customers is unclear. In addition, because regulatory enforcement initiatives affect the demand for NRC's retainer coverage, state and federal regulatory policies may have a material impact on NRC's results of operations.

     In addition to establishing policies which impact the demand for and value of NRC's services, the Coast Guard, pursuant to its program for classifying OSROs, provides classified OSROs a market advantage over non-classified service providers. A classified OSRO provides its clients a means of verifying that such entity has the necessary response resources available. Revocation of such "classification" or changes in the requirements could have a material adverse effect on the Company's financial condition or results of operations.

     In providing spill response services, NRC is subject to the federal responder immunity doctrine, otherwise known as the "Good Samaritan" doctrine, which holds the Company harmless from liability for any spills that result from the Company's response efforts, unless the Company is found to be grossly negligent or to have engaged in willful misconduct. While most of the U.S. states in which NRC provides service have adopted the Good Samaritan doctrine, several states have not. In the event that NRC is determined to have acted with gross negligence or to have engaged in willful misconduct in providing spill response services, NRC could be jointly and severally liable with the local contractor and the responsible party for any resulting damages. Although NRC maintains insurance coverage against such risks which it considers adequate, there can be no assurance that such coverage adequately will cover future claims that may arise.

OPERATING RISKS AND INSURANCE

     The operation of offshore support vessels is subject to various risks, including catastrophic marine disaster, adverse weather conditions, mechanical failure, collision, oil and hazardous substance spills and errors of navigation by vessel pilots, all of which represent a threat to the safety of personnel and to the Company's vessels, cargo, equipment under tow and other property, as well as the environment. The primary operating risks inherent in the environmental response business are the failure to meet the planning guidelines of federal and state statutes, or gross negligence in providing spill response services. The occurrence of the foregoing events either in the offshore marine services or environmental services business could result in revenue and casualty loss, increased costs and significant liability by the Company to third parties. The Company maintains insurance coverage against these risks which it considers adequate and it has not in the past experienced a loss in excess of policy limits. There can be no assurance, however, that the Company's existing insurance coverage can be renewed at commercially reasonable rates or that such coverage will be adequate to cover future claims that may arise.

RELIANCE ON FOREIGN OPERATIONS

     For the nine months ended September 30, 1996, approximately 27.9% of the Company's offshore marine revenues were derived from foreign operations. As a result of the consummation of the Smit Transaction, the Company expects to derive a substantially greater portion of its revenues from foreign operations and, accordingly, its foreign operations as a percentage of its total offshore marine revenues will increase materially. The Company's foreign offshore marine operations are subject to various risks inherent in conducting business in foreign nations. These risks include, among others, political instability, potential vessel seizure, nationalization of assets, currency restrictions and exchange rate fluctuations, import-export quotas and other forms of public and governmental regulation, all of which are beyond the control of the Company. Although, historically, the Company's operations have not been affected materially by such conditions or events, it is not possible to predict whether any such conditions or events might develop in the future. The occurrence of any one or more of such conditions or events could have a material adverse effect on the Company's financial condition and results of operations.

     The Company currently operates 32 vessels offshore West Africa, which primarily service the local offshore oil and gas industry. The Company's operations offshore West Africa are highly dependent on the level of activity in Nigeria. At this time, Nigeria, because of its domestic policies, has become the subject of certain international sanctions, including the suspension of development aid by the European Union and the suspension of Nigeria from the Commonwealth of Nations. Additional sanctions may be imposed in the future, which could include economic sanctions, such as an oil embargo. Economic sanctions or an oil embargo would have a significant negative impact on activity in the oil and gas industry offshore West Africa, which in turn would have a negative impact on the Company's operations in that area. There can be no assurance that the effects of economic sanctions or an oil embargo with respect to Nigeria would not have a material adverse effect on the Company's financial condition and results of operations.

CURRENCY FLUCTUATIONS

     Due to its foreign operations, the Company is exposed to currency fluctuations and exchange rate risks. As a result of the consummation of the Smit Transaction, the Company will have greater exposure to currency fluctuations and exchange rate risks. To minimize the financial impact of these risks, the Company attempts to contract the majority of its services in U.S. dollars. However, in certain of the Company's foreign operations, the Company collects revenues and pays expenses in local currency. For financial statement reporting purposes, these accounts are translated into U.S. dollars at the weighted average exchange rates during the relevant period.

     Because the Company conducts substantially all of its operations in U.S. dollars, to the extent the value of the U.S. dollar decreases in relation to the value of applicable foreign currencies, such decrease potentially could adversely affect the Company's operating revenues in foreign jurisdictions. To date, currency fluctuations have not had a material impact on the Company's financial condition or results of operations and the Company is not a party to any currency hedging arrangements.

AGE OF FLEET

     As of September 30, 1996, the average age of the Company's owned offshore marine service fleet was approximately 14.5 years, whereas, at such date, the average age of the Company's owned environmental service response fleet was 26.5 years. The consummation of the Smit Transaction and the Galaxie Transaction will not materially alter the average age of the Company's fleet. NRC's vessels primarily operate in a "stand-by" mode with minimal wear and, consequently, management does not consider age to be a reliable indicator of the commercial viability of the vessels. The Company believes that after an offshore supply vessel has been in service for approximately 25 years, the amount of expenditures (which typically increase with vessel age) necessary to satisfy required marine certification standards may not be economically justifiable. If the Company is unable to replace its vessels at the end of their useful economic lives, the cost of new building could materially increase the Company's capital expenditures. There can be no assurance that the Company will be able to maintain its fleet by extending the economic life of existing vessels or acquiring new or used vessels, or that the Company's financial resources will be sufficient to enable it to make capital expenditures for such purposes.

COMPETITION

     Both the Company's marine and environmental segments operate in highly competitive industries. In addition to price, service and reputation, the principal competitive factors for offshore supply fleets include the existence of national flag preference, operating conditions and intended use (all of which determine the suitability of vessel types), complexity of maintaining logistical support and the cost of transferring equipment from one market to another.

     The principal competitive factors in the environmental services business are price, service, reputation, experience and operating capabilities. The Company believes that the lack of uniformity of regulatory development and enforcement on an international, federal and state level has created a lower barrier of entry in several market segments which has increased the number of competitors. NRC faces competition from the Marine Spill Response Corporation (a non-profit corporation funded by the major integrated oil companies), other industry cooperatives, and also from smaller contractors who target specific market niches.

DIVIDENDS

     SEACOR has not paid any cash dividends in respect of the Common Stock since its inception in December 1989 and presently does not intend to pay any such dividends in the foreseeable future. Instead, SEACOR intends to retain earnings for working capital and to finance the expansion of its business operations. In addition, as a holding company, the Company's ability to pay any cash dividends is dependent on the earnings and cash flows of its operating subsidiaries and their ability to make funds available to the Company. Pursuant to the terms of the Company's bank credit facility with Den norske Bank A/S (the "DnB Facility"), SEACOR, without the prior written consent of Den norske Bank A/S, is prohibited through February 28, 1997 from paying cash dividends in respect of the Common Stock.

LIMITATION ON FOREIGN OWNERSHIP OF COMMON STOCK

     The Company is subject to the Shipping Act, 1916, as amended (the "Shipping Act"), and the Merchant Marine Act of 1920, as amended (the "1920 Act," and together with the Shipping Act, the "Acts"), which govern, among other things, the ownership and operation of vessels used to carry cargo between U.S. ports. The Acts require that vessels engaged in the U.S. coastwise trade be (i) owned by U.S. citizens and (ii) built in the United States. For a corporation engaged in the U.S. coastwise trade to be deemed a citizen of the U.S., (a) the corporation must be organized under the laws of the U.S. or of a state, territory or possession thereof, (b) each of the president or other chief executive officer and the chairman of the board of directors of such corporation must be a U.S. citizen, (c) no more than a minority of the number of directors of such corporation necessary to constitute a quorum for the transaction of business can be non-U.S. citizens and (d) at least 75% of the interest in such corporation must be owned by U.S. "Citizens" (as defined in the Acts). Should the Company fail to comply with the U.S. citizenship requirements of the Acts, it would be prohibited from operating its vessels in the U.S.
coastwise trade during the period of such non-compliance.

     To facilitate compliance with the Acts, SEACOR's Restated Certificate of
Incorporation: (i) contains provisions limiting the aggregate percentage ownership by foreigners of any class of the Company's capital stock (including the Common Stock) to 22.5% of the outstanding shares of each such class to ensure that such foreign ownership will not exceed the maximum percentage permitted by applicable maritime law (presently 25.0%), and authorizes the Board of Directors, under certain circumstances, to increase the foregoing percentage to 24.0%, (ii) requires institution of a dual stock certification system to help determine such ownership and (iii) permits the Board of Directors to make such determinations as reasonably may be necessary to ascertain such ownership and implement such limitations. In addition, the Company's Amended and Restated By-laws provide that the number of foreign directors shall not exceed a minority of the number necessary to constitute a quorum for the transaction of business and restrict any officer who is not a U.S. citizen from acting in the absence or disability of the Chairman of the Board of Directors, Chief Executive Officer or the President, all of whom must be U.S. citizens. At January 16, 1997, approximately 5.7% of the outstanding shares of Common Stock of the Company were owned by foreigners (without giving effect to the conversion of the Smit Notes or the Initial Notes of the Company).

                                USE OF PROCEEDS

      The Shares are being offered hereby solely for the accounts of the Selling Stockholders pursuant to certain investment and registration rights agreements. The Company will not receive any proceeds from the sale of the Shares. See "Selling Stockholders."


                                DIVIDEND POLICY

     SEACOR has not paid any cash dividends in respect of the Common Stock since its inception in December 1989, and has no present intention to pay any such dividends in the foreseeable future. Instead, SEACOR intends to retain earnings for working capital and to finance the expansion of its business operations.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The following table sets forth selected consolidated income statement and balance sheet information for each of the five years in the period ended December 31, 1995, which information has been derived from consolidated financial statements of the Company, which, in the case of the three-year period ended December 31, 1995, have been audited by Arthur Andersen LLP, independent auditors, and are included elsewhere in this Prospectus. The selected consolidated income statement and balance sheet data for the nine months ended September 30, 1995 and 1996 are derived from the Company's unaudited financial statements. Interim results, in the opinion of management, include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial information for such periods; however, such results are not necessarily indicative of the results which may be expected for any other interim period or for a full year. The following data should be read in conjunction with the Consolidated Financial Statements and the notes thereto included elsewhere in this Prospectus.

                                                                                                                NINE MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,                            SEPTEMBER 30,
                                             -----------------------------------------------------------         ----------------
                                               1991         1992         1993        1994         1995          1995         1996
                                              ------       ------       ------      ------       ------        ------       ------
                                                              (in thousands, except share data)
INCOME STATEMENT DATA:
    Operating Revenue:
      Marine                                $  65,878    $  74,317    $  92,168    $  93,985    $ 104,894    $  65,957    $ 138,043
     Environmental-
        Oil spill response                       --           --           --           --          8,927        8,367        8,547
        Retainer and other services              --           --           --           --         12,838        7,721       13,703
                                            ---------    ---------    ---------    ---------    ---------    ---------    ---------
                                               65,878       74,317       92,168       93,985      126,659       82,045      160,293
                                            ---------    ---------    ---------    ---------    ---------    ---------    ---------

    Costs and Expenses:
      Cost of oil spill
        response                                 --           --           --           --          7,643        7,117        7,655
      Operating expenses-
        Marine                                 38,520       46,775       53,958       55,860       66,205       42,819       77,137
        Environmental                            --           --           --           --          4,580        2,874        4,511
      Administrative and general .              4,500        5,211        7,187        7,278       13,953        8,249       16,876
      Depreciation and amortization             9,965       12,804       12,107       14,108       18,842       12,773       17,791
                                            ---------    ---------    ---------    ---------    ---------    ---------    ---------
    Operating income                           12,893        9,527       18,916       16,739       15,436        8,213       36,323
      Interest Expense                          6,678        7,044        4,782        5,422        6,681        4,149        4,007
      Interest (Income)                          (449)        (316)      (1,063)      (1,874)      (2,370)      (1,788)      (1,731)
      Gain/(loss) from equipment
        sales or retirements                     --           --             (8)        (388)       3,850        1,814        1,448
      Other income (expense)                     (410)      (1,197)         122         (267)         667          248         (498)
                                            ---------    ---------    ---------    ---------    ---------    ---------    ---------
    Income Before Income Taxes,
      Minority Interest, Equity
      in Net Earnings of 50% or
      Less Owned Companies and
      Extraordinary Item                        6,254        1,602       15,311       12,536       15,642        7,914       34,997
    Income Tax Expense                          2,200          652        5,339        4,368        5,510        2,852       12,445
                                            ---------    ---------    ---------    ---------    ---------    ---------    ---------

    Income Before Minority Interest,
      Equity in Net Earnings of 50%
      or Less Owned Companies and
      Extraordinary Item                        4,054          950        9,972        8,168       10,132        5,062       22,552
    Minority Interest in (Income)
      Loss of a Subsidiary                       --             41          (51)         184          321          250          176
    Equity in Net Earnings of 50%
      or Less Owned Companies                    --           --            287          975          872          746          766
                                            ---------    ---------    ---------    ---------    ---------    ---------    ---------



                                       14


                                                                                                                NINE MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,                            SEPTEMBER 30,
                                             -----------------------------------------------------------         ----------------
                                               1991         1992         1993        1994         1995          1995         1996
                                              ------       ------       ------      ------       ------        ------       ------
                                                              (in thousands, except share data)
    Income Before
      Extraordinary Item                         4,054          991      10,208        9,327       11,325        6,058       23,494
    Extraordinary Item-Loss on
      Extinguishment of Debt, Net
      (less applicable income taxes)              --           --        (1,093)        --           --           --            807
                                             ---------    ---------   ---------    ---------    ---------    ---------    ---------

    Net Income                               $   4,054    $     991   $   9,115    $   9,327    $  11,325    $   6,058    $  22,687
                                             =========    =========   =========    =========    =========    =========    =========

    Net Income
      Per Common Share
      Assuming no dilution(1)                $    0.83    $    0.19   $    1.28    $    1.31    $    1.50    $    0.82    $    2.08
      Assuming full dilution                      0.83         0.19        1.22         1.22         1.36         0.80         1.87

STATEMENT OF CASH FLOWS DATA:
      Cash provided by operating
        activities                           $  17,646    $  15,311   $  23,416    $  21,150    $   9,939    $   5,378    $  40,455
    Cash provided by (used in)
      investing activities                     (40,605)       6,048     (24,251)      (4,855)     (78,695)     (69,449)     (33,873)
    Cash provided by (used in)
      financing activities                      22,323          852      17,657       (7,714)      53,291       53,210       (6,898)

OTHER FINANCIAL DATA:
    EBITDA(2)                                $  23,229    $  24,570   $  32,366    $  32,923    $  35,964    $  22,386    $  55,493
    Ratio of earnings to
      fixed charges                               1.86         1.21        3.93         3.17         3.18         2.76         9.28

BALANCE SHEET DATA (AT PERIOD END):
    Cash and temporary
      investments                            $   9,567    $  19,564   $  36,008    $  44,637    $  28,786    $  33,727    $  28,484
    Total assets                               187,594      181,765     233,511      238,145      350,883      330,448      378,571
    Total debt                                  75,179       50,653      87,959       79,517      110,555      147,303        8,231
    Stockholders' equity                        70,080       89,639     100,532      111,482      183,464      123,677      302,330
---------------------

(1)         This computation is submitted in accordance with Regulation S-K,
            Item 601(b)(11). For the periods noted, it is contrary to APB Opinion No. 15 as per footnote to paragraph 14 thereto which does not require the inclusion of common stock equivalents in the earnings per share calculation if the dilutive effect is less than 3%.

(2) As used herein, "EBITDA" is operating income plus depreciation and amortization, amortization of deferred mobilization costs, which is included in marine operating expenses, minority interest in (income) loss of subsidiary and equity in net earnings of 50% or less owned companies. EBITDA should not be considered by an investor as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flows as a better measure of liquidity.

                             SELLING STOCKHOLDERS

      Each of the Selling Stockholders listed below is either a party to the Smit Registration Rights Agreement or the Galaxie Registration Rights Agreement, or is a transferee of a stockholder party to the Amended and Restated Stockholders' Agreement, dated as of December 16, 1992, and has agreed to be bound by the terms applicable to the transferor thereunder (such agreements being referred to collectively as the "Registration Rights Agreements"). Pursuant to the Registration Rights Agreements, SEACOR has filed the Registration Statement of which this Prospectus forms a part and has also agreed to bear certain expenses related thereto and to indemnify each Selling Stockholder against certain liabilities, including liabilities arising under the federal securities laws. For a description of the Smit Transaction and the Galaxie Transaction, see "Recent Developments."

      SEACOR has filed with the Commission the Registration Statement of which this Prospectus forms a part with respect to the sale by the Selling Stockholders of the Shares from time to time on the NYSE (or through the facilities of any national securities exchange or U.S. automated inter-dealer quotation system of a registered national securities association, on which the Shares are then listed, admitted to unlisted trading privileges or included for quotation) in privately negotiated transactions or otherwise, as more fully described below under "Plan of Distribution." The Company has agreed to use its best efforts to keep the Registration Statement current and effective (subject to the Company's right to require Selling Stockholders to suspend their use of this Prospectus under certain circumstances), until the third anniversary (in the case of the Smit Registration Rights Agreement) or second anniversary (in the case of the Galaxie Registration Rights Agreement) of the date on which the Registration Statement was first declared effective by the Commission, or such shorter period in which all of the securities registered pursuant to the Smit Registration Rights Agreement and Galaxie Registration Rights Agreement have been sold.

            The table below sets forth certain information regarding the beneficial ownership of the Shares by each Selling Stockholder prior to the offering and as adjusted to give effect to the sale of all of the Shares offered hereby. The Shares are being registered to permit public secondary trading of the Shares and the Selling Stockholders may offer the Shares for sale from time to time. See "Plan of Distribution."


                              Beneficial Ownership            Number of            Beneficial Ownership
                              at January 16, 1997(1)          Shares                  After Offering(1)
                             --------------------------       Covered by           ----------------------
                             Number            Percent        by this              Number        Percent
Selling Stockholders         of Shares         of Class       Prospectus           of Shares     of Class
--------------------         ---------         --------       ----------           ----------    --------
Smit International           943,061(2)         6.64%           712,000             231,061(2)   1.63%
Overseas B.V.
c/o Smit Internationale N.V.
1 Zalmstraat
3016 DS Rotterdam
The Netherlands

F.C. Felterman                22,669            *                22,669                -           -
P.O. Box 189
Patterson, Louisiana  70392

Ernest Felterman              13,387            *                13,387                -           -
P.O. Box 189
Patterson, Louisiana  70392

D. Lee Felterman               6,667            *                 6,667                -           -
P.O. Box 189
Patterson, Louisiana  70392

Daniel C. Felterman            6,450            *                 6,450                -           -
P.O. Box 189
Patterson, Louisiana  70392

Michael J. Felterman             827            *                   827                -           -
P.O. Box 189
Patterson, Louisiana  70392

Steven Stern                  21,915            *                21,915                -           -
c/o Braver Stern Securities
641 Lexington Avenue
24th Floor
New York, New York 10022

Worldwide Special Fund, N.V.   5,457            *                 5,457                -           -
c/o Smith Barney & Co.
388 Greenwich Street
25th Floor
New York, New York  10013

Claire Edersheim               1,364            *                 1,364                -           -
c/o Smith Barney & Co.
388 Greenwich Street
25th Floor
New York, New York  10013

___________
*  Less than 1.0%

(1) The information contained in the table above reflects "beneficial" ownership of the Common Stock within the meaning of Rule 13d-3 under the Exchange Act. On January 16, 1997, the Company had 13,922,882 shares of Common Stock outstanding, not including 55,768 shares of Common Stock held in the Company's treasury. Unless otherwise indicated, all shares of Common Stock are held directly with sole voting and dispositive power. Beneficial ownership information reflected in the table above includes shares issuable upon the exercise of outstanding stock options.

(2) The number of shares of Common Stock and percent of class beneficially owned by Smit Overseas as reflected in this table include 231,061 shares of Common Stock issuable upon conversion of the Smit Notes.


                             PLAN OF DISTRIBUTION

      The Selling Stockholders have advised the Company that the Shares may be sold from time to time by the Selling Stockholders, or their transferees, in transactions effected on the NYSE (or through the facilities of any national securities exchange or U.S. automated interdealer quotation system of a registered national securities association, on which any of the Shares are then listed, admitted to unlisted trading privileges or included for quotation), in privately negotiated transactions or otherwise. The Shares will not be sold in an underwritten public offering. The Shares will be sold at prices and on terms then prevailing, at prices related to the then-current market price of the Shares, or at negotiated prices. The Company has been advised that the Selling Stockholders may effect sales of the Shares directly, or indirectly by or through agents or broker-dealers and that the Shares may be sold by one or more of the following methods: (a) ordinary brokerage transactions, (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its own account, and (c) in "block" sale transactions. At the time a particular offer is made, a Prospectus Supplement, if required, will be distributed that sets forth the name or names of agents or broker-dealers, any commissions and other terms constituting selling compensation and any other required information. Moreover, in effecting sales, broker-dealers engaged by any Selling Stockholder and/or the purchasers of the Shares may arrange for other broker-dealers to participate in the sales process. Broker-dealers will receive discounts or commissions from the Selling Stockholders and/or the purchasers of the Shares in amounts which will be negotiated prior to the time of sale. Sales will be made only through broker-dealers registered as such in a subject jurisdiction or in transactions exempt from such registration. The Company has not been advised of any definitive selling arrangement at the date of this Prospectus between any Selling Stockholder and any broker-dealer or agent.

      In connection with the distribution of the Shares, certain of the Selling Stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the Shares in the course of hedging the positions they assume with the Selling Stockholders. The Selling Stockholders may also sell the Shares short and redeliver the Shares to close out the short positions. The Selling Stockholders may also enter into option or other transactions with broker-dealers which require the delivery of the Shares to the broker-dealer. The Selling Stockholders may also loan or pledge the Shares to a broker-dealer and the broker-dealer may sell the Shares so loaned, or upon a default, the broker-dealer may effect sales of the pledged shares.

      Any broker-dealer participating in any distribution of Shares in connection with the offering made hereby may be deemed to be an "underwriter" within the meaning of the Securities Act and may be required to deliver a copy of this Prospectus, including a Prospectus Supplement, to any person who purchases any of the Securities from or through such broker-dealer.

      Under the Registration Rights Agreements, SEACOR is required to comply with the requirements of Rule 144(c) under the Securities Act, as such Rule may be amended from time to time (or any similar rule or regulation hereafter adopted by the Commission), regarding the availability of current public information to the extent required to enable the Selling Stockholders to sell Shares without registration under the Securities Act pursuant to Rule 144 (or any similar rule or regulation).

      Pursuant to the Registration Rights Agreements, SEACOR is required to pay all expenses of registration of the Shares, including Commission filing fees, and expenses of compliance with state securities or "blue sky" laws. The Selling Stockholders will be indemnified by SEACOR against certain civil liabilities, including certain liabilities arising under the Securities Act, or, to the extent such indemnification is unavailable or otherwise limited, will be entitled to contribution in connection therewith. The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders.

                                 LEGAL MATTERS

      The legality of the securities offered hereby will be passed upon for SEACOR by Weil, Gotshal & Manges LLP.


                                    EXPERTS

      The audited consolidated financial statements of the Company and the pro forma financial information for the year ended December 31, 1995 included in and incorporated by reference in this Prospectus from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, the Company's Current Report on Form 8-K dated May 31, 1996 and filed with the Commission on June 7, 1996 and the Company's Current Report on Form 8-K dated May 31, 1996 and filed with the Commission on June 14, 1996 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto and have been so incorporated in reliance upon the reports of such firm given their authority as experts in accounting and auditing. In its report on the Company for 1995, Arthur Andersen LLP states that with respect to a certain subsidiary, its opinion is based on the report of other independent public accountants, namely Coopers & Lybrand L.L.P. The report referred to above has been incorporated by reference in this Prospectus upon the authority of that firm as an expert in giving such report.

                         INDEX TO FINANCIAL STATEMENTS

                                                                         PAGE

Report of Independent Public Accountants.............................     F-2
Consolidated Balance Sheets-December 31, 1995 and 1994...............     F-3
Consolidated Statements of Income for each of the three years ended
  December 31, 1995, 1994, and 1993..................................     F-4
Consolidated Statements of Changes in Equity for each of the three
  years ended December 31, 1995, 1994, and 1993......................     F-5
Consolidated Statements of Cash Flows for each of the three years ended
  December 31, 1995, 1994, and 1993..................................     F-6
Notes to Consolidated Financial Statements...........................     F-7
Condensed Consolidated Balance Sheet-September 30, 1996..............     F-33
Condensed Consolidated Statements of Income for the three and nine
  months ended September 30, 1996 and 1995...........................     F-34
Condensed Consolidated Statements of Cash Flows for the six months ended
  September 30, 1996 and 1995........................................     F-35
Notes to Condensed Consolidated Financial Statements.................     F-36

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To SEACOR Holdings, Inc.:

      We have audited the accompanying consolidated balance sheets of SEACOR Holdings, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of CRN Holdings Inc. and subsidiaries, which statements reflect total assets and total revenues of 9 percent and 17 percent, respectively, in 1995 of the consolidated totals. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the report of the other auditors.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

      In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of SEACOR Holdings, Inc. and subsidiaries as of December 31, 1995 and 1994 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


                                                           Arthur Andersen LLP
New Orleans, Louisiana
June 7, 1996



                     SEACOR HOLDINGS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1995 AND 1994
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                ASSETS                                                                      1995             1994
                                                                                                            ----             ----
Current Assets:
  Cash and temporary cash investments, including restricted
      cash of $305 in 1994........................................................................       $  28,786        $  44,637
  Investment Securities ..........................................................................             623              595
  Trade and other receivables, net of allowance for doubtful
      accounts of $380 and $108, respectively ....................................................          32,900           13,844
  Affiliate receivables ..........................................................................             872            2,594
  Inventories ....................................................................................           1,602              577
  Prepaid expenses and other .....................................................................           3,490            1,047
                                                                                                         ---------        ---------
         Total current assets ....................................................................          68,273           63,294
                                                                                                         ---------        ---------
Investments in and Receivables from 50% or Less Owned
  Companies, at Equity ...........................................................................           6,484            6,137
                                                                                                         ---------        ---------
Property and Equipment:
  Vessels and equipment ..........................................................................         327,352          222,142
  Other ..........................................................................................          10,594            3,611
                                                                                                         ---------        ---------
           .......................................................................................         337,946          225,753
      Less-accumulated depreciation ..............................................................          75,038           59,726
                                                                                                         ---------        ---------
           .......................................................................................         262,908          166,027
                                                                                                         ---------        ---------
Other Assets .....................................................................................          13,218            2,687
                                                                                                         ---------        ---------
                                                                                                         $ 350,883        $ 238,145
                                                                                                         =========        =========

         LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Current portion of long-term debt ..............................................................       $   2,489        $   5,896
  Loans from stockholders ........................................................................           1,665            1,470
  Accounts payable-trade .........................................................................           7,742            3,245
  Accounts payable-affiliates ....................................................................            --                396
  Accrued insurance ..............................................................................             975              885
  Accrued wages ..................................................................................           1,252              565
  Accrued income taxes ...........................................................................           1,365              498
  Other current liabilities ......................................................................           4,262            2,982
                                                                                                         ---------        ---------
      Total current liabilities ..................................................................          19,750           15,937
                                                                                                         ---------        ---------
Long-Term Debt ...................................................................................         108,066           73,621
Deferred Income Taxes ............................................................................          36,182           34,093
Deferred Gain and Other Liabilities ..............................................................           2,484            1,733
Minority Interest in Subsidiary ..................................................................             937            1,279
Stockholders' Equity:
Common stock, $.01 par value, 20,000,000 shares authorized; 9,886,393 and
  7,198,123 shares issued and 9,830,625 and 7,142,355 shares outstanding in 1995 and 1994,
  respectively ...................................................................................              99               72
Additional paid-in capital .......................................................................         127,317           66,319
Retained earnings ................................................................................          57,852           46,528
Less 55,768 shares held in treasury, at cost .....................................................            (576)            (576)
Unamortized restricted stock .....................................................................            (159)            --
Currency translation adjustments .................................................................          (1,069)            (861)
                                                                                                         ---------        ---------
      Total stockholders' equity .................................................................         183,464          111,482
                                                                                                         ---------        ---------
                                                                                                         $ 350,883        $ 238,145
                                                                                                         =========        =========

    The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.


                     SEACOR HOLDINGS, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                     1995               1994                 1993
                                                                                     ----               ----                 ----
Operating Revenue:
    Marine ................................................................      $    104,894       $     93,985       $     92,168
    Environmental-
      Oil spill response ..................................................             8,927               --                 --
      Retainer and other services .........................................            12,838               --                 --
                                                                                 ------------       ------------       ------------
                                                                                      126,659             93,985             92,168
                                                                                 ------------       ------------       ------------
Costs and Expenses:
    Cost of spill response ................................................             7,643               --                 --
    Operating expenses-
        Marine ............................................................            66,205             55,860             53,958
        Environmental .....................................................             4,580               --                 --
    Administrative and general ............................................            13,953              7,278              7,187
    Depreciation and amortization .........................................            18,842             14,108             12,107
                                                                                 ------------       ------------       ------------
                                                                                      111,223             77,246             73,252
                                                                                 ------------       ------------       ------------

Operating Income ..........................................................            15,436             16,739             18,916
Other Income (Expense):
    Interest income .......................................................             2,370              1,874              1,063
    Other .................................................................               667               (267)               122
    Gain/(loss) from equipment sales or retirements .......................             3,850               (388)                (8)
    Interest expense ......................................................            (6,681)            (5,422)            (4,782)
                                                                                 ------------       ------------       ------------
                                                                                          206             (4,203)            (3,605)
Income Before Income Taxes, Minority Interest,
    Equity in Earnings of 50% or Less Owned
    Companies, and Extraordinary Item .....................................            15,642             12,536             15,311
Income Tax Expense (Benefit):
    Current ...............................................................             5,175              4,516              3,998
    Deferred ..............................................................               335               (148)             1,341
                                                                                 ------------       ------------       ------------
                                                                                        5,510              4,368              5,339
                                                                                 ------------       ------------       ------------
Income Before Minority Interest, Equity in Earnings of 50% or
   Less Owned Companies, and Extraordinary Item ...........................            10,132              8,168              9,972
Minority Interest in (Income) Loss of Subsidiary ..........................               321                184                (51)
Equity in Net Earnings of 50% or Less Owned Companies .....................               872                975                287
                                                                                 ------------       ------------       ------------
Income Before Extraordinary Item ..........................................            11,325              9,327             10,208
Extraordinary Item-Loss on Extinguishment of Debt .........................              --                 --               (1,093)
                                                                                 ------------       ------------       ------------
Net Income ................................................................      $     11,325       $      9,327       $      9,115
                                                                                 ============       ============       ============

Earnings (Loss) Per Common Share-Assuming
No Dilution:
   Income before extraordinary item .......................................      $       1.50       $       1.31       $       1.43
   Extraordinary item .....................................................              --                 --                (0.15)
                                                                                 ------------       ------------       ------------
   Net income .............................................................      $       1.50       $       1.31       $       1.28
                                                                                 ============       ============       ============

Earnings (Loss) Per Common Share-Assuming
Full Dilution:
   Income before extraordinary item .......................................      $       1.36       $       1.22       $       1.36
   Extraordinary item .....................................................              --                 --                (0.14)
                                                                                 ------------       ------------       ------------
   Net income .............................................................      $       1.36       $       1.22       $       1.22
                                                                                 ============       ============       ============
Weighted Average Common Shares:
   Assuming no dilution ...................................................         7,547,330          7,142,355          7,127,697
   Assuming full dilution .................................................        10,032,332          9,625,544          8,366,724



    The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.


                     SEACOR HOLDINGS, INC. AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993
                                 (IN THOUSANDS)

                                           Common    Additional     Retained   Treasury Unamortized    Currency
                                            Stock      Paid-in      Earnings     Stock  Restricted    Translation
                                                       Capital                             Stock      Adjustments
1995
Balance, December 31, 1994...............      $72      $66,319       $46,528    $(576)    $  -        $   (861)
Add       -Issuance of common stock:
            NRC Merger...................        3        5,704             -         -       -               -
            CNN Acquisition..............        5       11,295             -         -       -               -
            Public Offering..............       16       36,926             -         -       -               -
            Coastal/Phibro Transaction...        3        7,497             -         -       -
            Other........................        -            4             -         -       -               -
          - Issuance of restricted stock.        -          216             -         -    (216)              -
          - Amortization of restricted stock     -            -             -         -      57               -
          - Net income for the year ended
            December 31, 1995............        -            -        11,325         -       -               -
          - Net currency translation
            adjustments..................        -            -             -         -       -            (208)
Deduct    - Public offering costs........        -         (644)            -         -       -               -
          - Dividends paid...............        -            -            (1)        -       -               -
                                          --------     --------    ----------   -------  ------        --------
Balance, December 31, 1995...............      $99     $127,317       $57,852     $(576)  $(159)       $ (1,069)
                                          ========     ========    ==========   =======  ======        ========

1994
Balance, December 31, 1993...............      $72      $66,319       $37,202     $(576)      -        $ (2,484)
Add       -Net income for the year
            ended December 31, 1994......        -            -         9,327         -       -               -
          -Net currency translation
            adjustments..................        -            -             -         -       -           1,623
Deduct    -Dividends paid................        -            -            (1)        -       -               -
                                         ---------    ---------    ----------   -------  ------        --------
Balance, December 31, 1994...............      $72      $66,319       $46,528     $(576) $    -        $   (861)
                                         =========    =========    ==========   =======  ======        ========

1993
Balance, December 31, 1992...............      $71      $64,445       $28,094     $(576) $    -        $ (2,388)
Add       -Issue of common stock to
            acquire vessels..............        1        1,874             -         -       -               -
          -Net income for the year ended
            December 31, 1993............        -            -         9,115         -       -               -
Deduct    -Net currency translation
            adjustments..................        -            -             -         -       -             (96)
          -Dividends paid................        -            -            (7)        -       -               -
                                         ---------    ---------    ----------   -------  ------        --------
Balance, December 31, 1993...............      $72      $66,319       $37,202     $(576) $    -        $ (2,484)
                                         =========    =========    ==========   =======  ======        ========


    The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.


                     SEACOR HOLDINGS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                 (IN THOUSANDS)

                                                                                       1995         1994         1993
                                                                                     --------     --------     --------
Cash Flows from Operating Activities:
    Net income ..................................................................    $ 11,325     $  9,327     $  9,115
    Depreciation and amortization ...............................................      18,842       14,108       12,107
    Mobilization amortization ...................................................          44          415          953
    Restricted stock amortization ...............................................          57         --           --
    Bad debt expense ............................................................         100           98           20
    Debt discount amortization ..................................................         277          309           97
    Deferred income taxes .......................................................         335         (148)       1,341
    Equity in net earnings of 50% or less owned companies .......................        (872)        (975)        (287)
    Extraordinary loss, extinguishment of debt ..................................        --           --          1,093
    Gain on purchase of 6% Convertible Subordinated Notes .......................        (199)        --           --
    (Gain)/loss from equipment sales or retirement ..............................      (3,850)         388            8
    Minority interest in income (loss) of subsidiary ............................        (321)        (184)          51
    Other .......................................................................          31          176           19
    Changes in operating assets and liabilities:
        Decrease in restricted cash .............................................         308           87          293
        (Increase) decrease in receivables ......................................     (14,807)        (261)      (4,040)
        (Increase) in inventories ...............................................         (79)        (255)        (132)
        (Increase) in prepaid expenses and other assets .........................      (1,620)        (236)        (529)
        Increase (decrease) in payables and accrued and other liabilities .......         368       (1,699)       3,307
                                                                                     --------     --------     --------
              Net cash provided by operations ...................................       9,939       21,150       23,416
                                                                                     --------     --------     --------
Cash Flows from Investing Activities:
    Purchases of property and equipment .........................................     (14,534)      (3,371)     (24,194)
    Proceeds from the sale of marine vessels and equipment ......................       7,522          450           32
    Investment in and advances to 50% or less owned companies ...................        (916)      (1,342)         (89)
    Principal payments on notes due from 50% or less owned companies ............         431         --           --
    Principal payments received under a sale-type lease .........................         117         --           --
    Cash acquired in NRC Merger .................................................       2,176         --           --
    Acquisition of John E. Graham & Sons ........................................     (73,463)        --           --
    Purchase of investment securities ...........................................         (28)        (592)        --
                                                                                     --------     --------     --------
        Net cash (used in) investing activities .................................     (78,695)      (4,855)     (24,251)
                                                                                     --------     --------     --------
Cash Flows from Financing Activities:
    Payments of long-term debt and loans from stockholders ......................     (66,609)     (10,888)     (36,986)
    Proceeds from issuance of long-term debt and loans from stockholders ........      87,283        3,175         --
    Net proceeds from sale of common stock ......................................      36,302         --           --
    Payment of initial public offering costs ....................................        --           --           (155)
    Purchase of 6% Convertible Subordinated Notes ...............................      (1,980)        --           --
    Debt issue loans costs, Den norske Bank A/S, revolving credit facility ......        (667)        --           --
    Payment of debt extinguishment costs ........................................        --           --           (519)
    Payments on capital lease obligation ........................................      (1,037)        --           --
    Net proceeds from sale of 6% Convertible Subordinated Notes .................        --           --         55,324
    Payment of Dividends ........................................................          (1)          (1)          (7)
                                                                                     --------     --------     --------
          Net cash provided by (used in) financing activities ...................      53,291       (7,714)      17,657
                                                                                     --------     --------     --------
Effects of Exchange Rate Changes on Cash and Cash Equivalents ...................         (81)         130          (80)
                                                                                     --------     --------     --------
Net Increase (Decrease) in Cash and Cash Equivalents ............................     (15,546)       8,711       16,742
Cash and Cash Equivalents, beginning of period ..................................      44,332       35,621       18,879
                                                                                     --------     --------     --------
Cash and Cash Equivalents, end of period ........................................    $ 28,786     $ 44,332     $ 35,621
                                                                                     ========     ========     ========



    The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.  NATURE OF OPERATIONS AND ACCOUNTING POLICIES:

      SEACOR Holdings, Inc. ("SEACOR") and its subsidiaries (the "Company") furnish vessel support in the offshore oil and gas exploration and production industry and provide contractual oil spill response and related services to companies who store, transport, produce, or handle petroleum and certain non-petroleum oils as required by the Oil Pollution Act of 1990 ("OPA 90"). The Company operates principally in the United States, offshore West Africa, the North Sea and Mexico.

BASIS OF CONSOLIDATION

      The consolidated financial statements include the accounts of SEACOR and its subsidiaries including the McCall Affiliated Companies, see Note 19, all of which are wholly owned by SEACOR, except for a 9% minority interest in a subsidiary that owns 11 vessels and bareboat charters in one vessel which operate in the North Sea and U.S. Gulf of Mexico. The equity method of accounting is used by the Company when it has a 20% to 50% ownership interest in the voting stock of other companies and the ability to exercise significant influence over their operating and financial policies. The investments in 50% or less owned companies are carried at cost, adjusted for the Company's equity in their undistributed earnings. All significant intercompany accounts and transactions between the Company and its majority and wholly owned subsidiaries have been eliminated in consolidation.

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND TEMPORARY CASH INVESTMENTS-

      For purposes of the Consolidated Statements of Cash Flows, cash equivalents refer to securities with original maturities of three months or less.

INVESTMENT SECURITIES-

      The Company holds investments in U.S. Government debt securities. These securities are accounted for as held-to-maturity securities; and, accordingly are reflected at amortized cost, which approximates fair value at December 31, 1995 and 1994.

ACCOUNTS RECEIVABLE-

      Customers of vessel support services are primarily major and large independent oil and gas exploration and production companies; whereas, customers of oil spill response services include tank vessel owner/operators, refiners, terminals, exploration and production facilities and pipeline operators. The Company's customers are granted credit on a short-term basis and related credit risks are considered minimal.

INVENTORIES-

      Inventories consist of vessel spare parts, fuel, and supplies that are recorded at cost and charged to vessel expenses as consumed.

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES

1.  NATURE OF OPERATIONS AND ACCOUNTING POLICIES:

PROPERTY AND EQUIPMENT-

      Property and equipment are recorded at historical cost and depreciated over the estimated useful lives of the related assets. Depreciation is computed on the straight line method for financial reporting purposes. Maintenance and repair costs, including routine dry dock inspections on vessels in accordance with maritime regulations, are charged to operating expense as incurred. Expenditures that extend the useful life or improve the marketing and commercial characteristics of vessels and major renewals or improvements to other properties are capitalized.

      Vessels and related equipment are depreciated over 20-25 years; all other property and equipment are depreciated and amortized over two to ten years.

OTHER ASSETS-

      Other assets include the following for the years ended December 31, 1995 and 1994, in thousands of dollars:


                                                                1995      1994
                                                                ----      ----

      Goodwill, net of accumulated amortization of $167 in
        1995 (see Note 4 and 7)............................   $ 7,837    $   -
      Sale-type lease (see Note 12)........................     2,543        -
      Debt issue costs, net of accumulated amortization of
        $558 in 1995 and $643 in 1994......................     2,214    1,994
      Other................................................       624      693
                                                              -------   ------
                                                              $13,218   $2,687
                                                              =======   ======

      Goodwill reflects the excess of cost over the estimated fair value of the net assets acquired upon the merger of NRC Holdings, Inc. ("NRC Holdings") with and into a subsidiary of SEACOR (see Note 4) and the excess of the value of SEACOR's common stock issued in connection with the cancellation of two customers' options to acquire up to 40% of a subsidiaries' common stock over the previously recorded carrying value of those options (see Note 7). Goodwill is being amortized on a straight line basis over its estimated useful life of 20 years.

      Deferred debt issue costs relate primarily to the Company's sale of 6% Convertible Subordinated Notes ("6% Notes") in July 1993 and the establishment of an $85,000,000 revolving credit loan facility (the "DnB Facility") with Den norske Bank A/S ("DnB") in September 1995 at a cost of $667,000. Debt issue costs are being amortized on a straight line basis over the life of the related debt, ranging from five to ten years.

      Combined deferred charge amortization expense was $729,000, $769,000 and $1,430,000 for the years ended December 31, 1995, 1994, and 1993. A significant amount of previously deferred mobilization costs was amortized to expense in 1993 but declined in 1994 and 1995. The Company's policy has been to defer any significant costs to relocate vessels in association with long-term charters (i.e., charters having a term of one year or more at inception) in which the term charter rates are adequate to recover the mobilization expenses. These deferred mobilization costs are typically amortized to expense over the primary term of the related charter contracts.

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES

1.  NATURE OF OPERATIONS AND ACCOUNTING POLICIES:

INCOME TAXES-

      Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109, the financial accounting and reporting standard for income taxes. This standard superseded SFAS No. 96 which had been previously adopted by the Company. There was no significant effect on the Company's financial condition or results of operations caused by the adoption of the new standard.

      Deferred income tax assets and liabilities have been provided in recognition of the income tax effect attributable to the difference between assets and liabilities reported in the tax return and financial statements. Deferred tax assets or liabilities are provided using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

FOREIGN CURRENCY TRANSLATION-

      The assets, liabilities and results of operations of certain SEACOR subsidiaries are measured using the currency of the primary foreign economic environment within which they operate, their functional currency. For purpose of consolidating these subsidiaries with SEACOR, the assets and liabilities of these foreign operations are translated to U.S. dollars at currency exchange rates as of the balance sheet date and for revenue and expenses at the weighted average currency exchange rates during the applicable reporting periods. Translation adjustments resulting from the process of translating these subsidiaries; financial statements are included in stockholders equity.

      Certain SEACOR subsidiaries also enter into transactions denominated in currencies other than their functional currency. Changes in currency exchange rates between the functional currency and the currency in which a transaction is denominated is included in the determination of net income in the period in which the currency exchange rates change. Foreign currency exchange gains or losses included in determining net income have not been material.

REVENUE RECOGNITION-

      The Company's marine transportation business earns revenue primarily from time or bareboat charter of vessels to customers based upon daily rates of hire. Rates of hire earned under time and bareboat charters vary substantially in direct proportion to the operating expenses incurred in conjunction with each type of charter. Typically, under time charter arrangements, the vessels' operating expenses are the responsibility of the Company; whereas, under bareboat charters, the vessels' operating expenses are paid by the charterer. Vessel charters may range from several days to several years.

      Environmental customers are charged retainer fees for ensuring by contract the availability at predetermined rates of the Company's response services and equipment. Retainer services include employing a staff to supervise response to an oil spill emergency and maintaining specialized equipment, including marine equipment, in a ready state for spill response as contemplated by response plans filed by the Company's customers. Certain vessel owners pay in advance a minimum annual retainer fee based upon the number and size of vessels in each such owner's fleet and in some circumstances pay the Company additional fees based upon the level of each vessel owner's voyage activity in the U.S. The Company recognizes the greater of revenue earned by voyage activity or the portion of the retainer earned in each accounting period. Certain other vessel owners pay a fixed fee for the Company's retainer service and such fee is recognized ratably throughout the year. Facility owners generally pay a quarterly fee based on a formula that defines and measures petroleum products transported to or processed at the facility. Some facility owners pay an annual fixed fee and such fee is recognized ratably

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES

1.  NATURE OF OPERATIONS AND ACCOUNTING POLICIES:

throughout the year. Retainer agreements with vessel owners generally range from one to three years while retainer arrangements with facility owners are as long as seven years.

      Spill response revenue is dependent on the magnitude of any one spill response and the number of spill responses within a given fiscal year. Consequently, spill response revenue can vary greatly between comparable periods.

RELIANCE ON FOREIGN OPERATIONS-

      For the years ended December 31, 1995, 1994, and 1993, approximately 31%, 33%, and 40%, respectively, of the Company's offshore marine revenues were derived from foreign operations. The Company's foreign operations are subject to various risks inherent in conducting business in foreign nations. These risks include, among others, political instability, potential vessel seizure, nationalization of assets, currency restrictions and exchange rate fluctuations, import-export quotas and other forms of public and governmental regulations, all of which are beyond the control of the Company. Although, historically, the Company's operations have not been affected materially by such conditions or events, if is not possible to predict whether any such conditions or events might develop in the future. The occurrence of any one or more of such conditions or events could have a material adverse effect on the Company's financial condition and results of operations.

EARNINGS PER SHARE -

      Earnings per common share assuming no dilution was computed based on the weighted average number of common shares issued and outstanding during the relevant periods. Shares issuable upon the exercise of stock options were excluded from the computation since the effect of the assumed exercise thereof was not material.

      On July 1, 1993, the Company sold $57,500,000 principal amount 6% Notes, and on December 17, 1993, the Company issued $4,750,000 principal amount 2.5% Convertible Subordinated Notes ("2.5% Notes"). Both note issues are convertible into shares of the Company's common stock at any time prior to maturity. The conversion rates for the 6% Notes and the 2.5% notes are 39.024 and 32.979 shares, respectively, per $1,000 principal amount of notes. In February 1995, the company purchased $2,250,000 of the then outstanding $57,500,000 principal amount of its 6% Notes in the open market.

      Earnings per common share assuming full dilution was computed based on the weighted average number of shares issued and outstanding plus the shares that would be outstanding assuming the exercise of all stock options using the treasury stock method and assuming all outstanding convertible subordinated notes were converted to common stock. For computation purposes, income before extraordinary item and net income were adjusted for the interest expense (net of income tax) applicable to the convertible subordinated notes.

RECLASSIFICATIONS -

      Certain reclassifications of prior year information have been made to conform with the current year presentation.

NEW ACCOUNTING STANDARDS -

      In 1995, Statement of Financial Accounting Standards No. 121-"Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" was issued and require adoption by the Company in fiscal 1996. Management believes that such adoption will not have a material effect on the Company's financial statements taken as a whole.

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES

      Also in 1995, Statement of Financial Accounting Standards No. 123-"Accounting for Stock-Based Compensation" (the "Statement") was issued which establishes, among other things, financial accounting and reporting standards for stock-based employee compensation plans. Entities may either adopt a "fair value based method" of accounting for an employee stock option as defined by the Statement or may continue to use accounting methods as defined by the Statement or may continue to use accounting methods as prescribed by APB opinion No. 25-"Accounting for Stock Issued to Employees." Entities electing to remain with the accounting in APB Opinion No. 25 are required to make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting defined in the Statement had been applied. The accounting requirements of the Statement are effective for transactions entered into in fiscal years that begin after December 15, 1995. The Company expects to continue following APB Opinion No. 25 and make appropriate disclosures in the future in accordance with the Statement.

2.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

      The estimated fair value amounts of the Company's financial instruments have been determined using available market information and appropriate valuation methodologies. Considerable judgment was required in developing the estimates of fair value, and accordingly, the estimates presented herein, in thousands of dollars, are not necessarily indicative of the amounts realizable in current market exchange.


                                                   CARRYING       FAIR
    DECEMBER 31, 1995                               AMOUNT        VALUE
    -----------------                               ------        -----

Assets:
  Cash, temporary cash investments
  and investment securities.................       $29,407      $29,409
  Notes receivable from 50% or less
 owned companies............................         2,902        2,902
Liabilities:
  Long-term debt............................       110,555      112,493
  Indebtedness to shareholders and a minority
    shareholder of a subsidiary.............         2,675        2,565


      The carrying values of cash and temporary cash investments and notes receivable due from 50% or less owned companies are a reasonable estimate of their fair value. The estimated value of the Company's long-term debt and indebtedness to a minority shareholder of a subsidiary of the Company was determined by discounting the future cash flows using market information as to borrowing rates for debt of similar terms and maturity. Loans from shareholders are generally advances made from shareholders. The Company believes it is not practicable to estimate the fair market value of the loans.

3.  POOLING ARRANGEMENTS:

      On December 17, 1993, the Company entered into a pooling arrangement (the "SEAFISH Pool"), effective January 1, 1994, with Champagne Nationale de Navigation ("CNN"), a French corporation engaged in various sectors of the marine shipping industry, which sold and leased back (bareboat chartered) from the Company ten offshore towing supply vessels. Under the terms of the arrangement, revenue and expenses of certain vessels owned and operated by the Company and certain vessels owned or bareboat chartered and operated by CNN were pooled and the net pool results were shared by both parties equally after giving effect to certain

                                    F-11
NYFS11...:\93\73293\0004\1711\FRM1297U.090

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES
preference payments. Pursuant to an agreement under which the Company acquired additional vessels from CNN, the pooling arrangement and lease back of ten vessels were terminated effective October 1, 1995, (see Note 5).

      SEAFISH Ltd., a Bahamian corporation owned jointly by SEACOR and CNN, was assigned the responsibility to coordinate the activities of all vessels in the SEAFISH Pool. Immediately prior to terminating the SEAFISH Pool, the company and CNN had 12 and 21 participating vessels, respectively, and at December 31, 1994, the respective count of participating vessels was 11 and 15. For a fee, the Company provided management and accounting services to SEAFISH Ltd. For the years ended December 31, 1995 and 1994, the effect on the Company's revenue from its participation in the SEAFISH Pool was a reduction in revenue of $972,000 and an increase in revenue of $337,000, respectively.

      On January 1, 1995, the SEAVEC Pool commenced operations. The SEAVEC Pool was formed to coordinate the marketing in the North Sea standby market of eleven vessels owned by the Company and five vessels from Toisa Ltd., an unrelated offshore marine transportation and services company. Under the pooling arrangement, operating revenue is pooled and distributed to each company pursuant to a formula derived from the class of vessels each company contributes to the pool. For the year ended December 31, 1995, the effect on the Company's revenue from its participation in the SEAVEC Pool was a reduction in revenue of $313,000. Ten vessels owned by the Company were participating in the Pool at December 31, 1995.

4.  NRC MERGER:

      On March 14, 1995, SEACOR acquired the remaining 57.1% of the outstanding common stock of NRC Holdings that it did not already own through a merger (the "NRC Merger") of NRC Holdings with and into CRN Holdings Inc. ("CRN"), a wholly owned subsidiary of SEACOR. Following the NRC Merger, the financial condition, results of operations, and cash flows of the newly acquired environmental subsidiaries, primarily operating through the National Response Corporation ("NRC"), were reflected in the Company's consolidated financial statements. Prior to March 14, 1995, the Company reported its equity interest in NRC Holdings as an investment in 50% or less owned company that was accounted for by the equity method.

      CRN, the surviving corporation of the NRC Merger, primarily through its wholly owned subsidiary, NRC, is engaged in the business of responding to marine oil spills and planning for environmental emergencies. SEACOR issued 292,965 shares of its common stock pursuant to the transaction that were valued at $5,707,000. The Company already owned 42.9% of NRC Holdings which was carried on the Company's books at a value net of deferred taxes of $995,000. The purchase method was used to account for this business combination. The excess of cost over estimated fair value of the net assets acquired, including $138,000 in direct costs incurred in conjunction with the transaction, of which $3,447,000 will be amortized over 20 years using the straight line method. The estimated fair values of assets and liabilities of NRC Holdings at the date of the NRC Merger are as follows, in thousands of dollars:

    CAPTION                                      AMOUNT
    -------                                      ------

    Current Assets.......................        $6,008
    Property and Equipment...............        21,219
    Capitalized Lease....................         1,807
    Other Assets.........................           100
    Goodwill.............................         3,447
    Deferred Income Taxes................           404
    Current Liabilities..................        (5,741)
    Capital Lease Obligations............        (1,577)
    Bank Loan Payable....................       (12,500)
    Deferred Revenue.....................        (6,327)
                                              ---------
                                                 $6,840
                                              ---------

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES

      The following unaudited pro forma information has been prepared as if the merger had occurred at the beginning of each of the periods presented, in thousands of dollars, except per share data. This pro forma information has been prepared for comparative purposes only and is not necessarily indicative of what would have occurred had the merger taken place on the dates indicated, nor does it purport to be indicative of the future operating results of the Company. The results of NRC Holdings for the year ended December 31, 1994, were impacted favorably by its involvement in a major oil spill response in San Juan, Puerto Rico. As spill response revenue is dependent on the magnitude of any one spill response and the number of spill responses in a given year, operating results can vary greatly between periods. The favorable effect of the major spill response and its effect on operating results in 1994 is not indicative of a trend or of anticipated results in future periods.

     CAPTION                                               1995        1994

     Revenues..........................................  $130,735    $134,056
     Net Income........................................   $11,477     $10,073
     Earnings Per Share-Assuming No Dilution...........     $1.52       $1.36

5. VESSEL ACQUISITIONS AND DISPOSITIONS:

GRAHAM ACQUISITION-

      On September 15, 1995, the Company acquired substantially all the assets of John E. Graham & Sons and certain of its affiliated companies (collectively, "Graham") for $72,854,000 in cash (the "Graham Acquisition"). The purchased assets included 127 marine vessels used to support the offshore oil and gas exploration and production industry in the U.S. Gulf of Mexico, real estate, capital equipment and inventory associated with the operation of these vessels. The acquisition was financed with $74,000,000 of borrowings under a revolving credit facility entered into with DnB. The difference between the amount borrowed and paid to Graham to acquire the assets was used to defray debt issue and acquisition costs, totaling $1,208,000. Acquisition costs, totaling $609,000, have been allocated to the vessels acquired, and debt issue costs, totaling $599,000, are included in Other Assets.

CNN ACQUISITION-

      On November 14, 1995, the Company acquired three towing supply vessels from CNN and entered into an agreement to acquire two anchor handling towing supply vessels and certain other vessel related assets for aggregate consideration of $21,550,000. Of such consideration, $11,300,000 was paid for by issuing 459,948 shares of SEACOR's common stock to CNN and $10,250,000 was paid for in cash on December 14, 1995 when the two anchor handling towing supply vessels were delivered to the Company (the "CNN Acquisition"). The Company borrowed $11,000,000 from the DnB Facility to finance the cash portion of the consideration and pay acquisition costs. Pursuant to the CNN Acquisition, the Company and CNN agreed to (i) terminate CNN's bareboat charters covering ten vessels owned by the Company, effective October 1, 1995, (ii) terminate the SEAFISH Pooling arrangement, effective October 1, 1995, (iii) the Company's bareboat charter, effective October 1, 1995, of one vessel owned by CNN with an option to purchase, (iv) provide the Company a right of first refusal until December 31, 1999, under which terms CNN shall not sell or transfer all or part of its interest in any of three additional vessels owned by CNN, (v) SEACOR's acquisition of 50% of the outstanding shares of FISH for a cost of $60,000, effective January 1, 1996, (vi) CNN's sale to SEACOR of all CNN's right, title, and

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES
interest in and to all of the shares owned by CNN in SEAFISH Ltd. for a purchase price of $5,000, effective January 1, 1996, (vii) reimburse CNN for certain costs associated with CNN's early termination of employment contracts for officers and crews that worked aboard seven of the Company's vessels which were previously bareboat chartered to CNN; at December 31, 1995, the Company recorded a liability of $700,000 regarding these contract termination costs and has included such cost in the purchase price of the five vessels acquired, and
(viii) permit Feronia International Shipping S.A. ("FISH"), a French corporation in which the Company and CNN own a 50% interest, to manage, for a fee, the Company's vessels operating offshore West Africa and in the Arabian Gulf and certain other additional vessels owned by CNN.

VESSEL DISPOSITIONS-

      During 1995, the Company sold four supply and six utility vessels that resulted in the recognition of a pre-tax gain, totaling $4,124,000. The gain was offset by a pre-tax loss of $359,000 from the retirement of certain previously capitalized costs relating to a vessel which was withdrawn from standby safety service in the North Sea and relocated to the U.S. Gulf of Mexico for well stimulation service. A pre-tax loss of $316,000 was recorded in 1994 from the retirement of certain previously capitalized costs that also related to a vessel which was withdrawn from standby safety service in the North Sea and relocated to the U.S. Gulf of Mexico for well stimulation service.

6.  INVESTMENTS IN AND RECEIVABLES FROM 50% OR LESS OWNED COMPANIES:

      Investments, carried at equity, consist of the following at December 31, 1995 and 1994:

                                                     PERCENT
                                                      OWNED
     COMPANY                                     1995     1994
     -------                                     ----     ----

     SEAFISH Ltd............................    50.0%     50.0%
     NRC Holdings, Inc......................     -        42.9%
     Maritima Mexicana, S.A.................    40.0%     40.0%
     SEAMEX International, Ltd..............    40.0%     40.0%
     West Africa Offshore, Ltd..............    40.0%     40.0%


      Until October 1, 1995, SEAFISH Ltd. coordinated the activities of certain vessels owned and operated by the Company and certain vessels owned or bareboat chartered and operated by CNN that participated in a pooling arrangement (see
Note 3). For purposes of the pooling arrangement, SEAFISH Ltd. acted as a custodian of cash balances relating to the Company's and CNN's pool activities and recorded no revenues or expenses from the pooling arrangement. Therefore, the net pool results were not included in equity in net earnings of 50 or less owned companies. Pursuant to the CNN Acquisition (see Note 5), SEACOR and CNN have agreed to terminate the SEAFISH Pool and SEACOR has agreed to acquire all of CNN's rights, title and interest in and to all of the shares owned by CNN in SEAFISH Ltd. for a purchase price of $5,000, effective January 1, 1996.

      On March 14, 1995, SEACOR acquired the remaining 57.1% of the outstanding common stock of NRC Holdings that it did not already own through a merger of NRC Holdings with and into CRN. Following the NRC Merger, the financial condition, results of operations, and cash flows of the newly acquired environmental subsidiaries, primarily operating through NRC, were reflected in the Company's consolidated financial statements.
(see Note 4).

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES

      Until the NRC Merger on March 14, 1995, and during 1994 and 1993, the Company earned operating revenue of $68,000, $347,000 and $174,000, respectively, from NRC. The fees related primarily to capital improvements made by the Company to an owned and operated vessel and certain other expenses incurred in support of NRC's oil spill response activities. In 1994 and until the NRC Merger in 1995, the Company also provided management services to NRC for a fee. The amount previously recorded by the Company as its equity in the earnings of NRC Holdings differed from its 42.9% pro rata share of the company's book value primarily because of the effect of the warrants held by two principal customers to purchase 40% of the common stock of NRC (see Note 7). Equity in earnings of NRC Holdings, Inc. and its subsidiaries, net of applicable income taxes, was $607,000, and $287,000 for the years ended December 31, 1994 and 1993, respectively.

      During 1994, the Company and Transportation Maritima Mexicana S.A. de C.V. ("TMM") completed their structuring of a joint venture to serve the Mexican offshore market that began in December 1993 (the "TMM Joint Venture"). As part of organizing the TMM Joint Venture, the Company: (i) invested $1,630,000 representing its share of the costs to acquire and improve three vessels, (ii) invested $800,000 cash, and (iii) contributed one vessel from its fleet with an agreed value of $1,350,000. A portion of the Company's initial investment in the TMM Joint Venture was represented by unsecured notes receivable, totaling $2,350,000. The Company recorded a deferred gain of $718,000 upon contributing the vessel to the venture from its fleet which is being amortized to income over the vessel's depreciable life. The TMM Joint Venture is comprised of two corporations, Maritima Mexicana, S.A. and SEAMEX International, Ltd.

      In March 1995, the Company sold an additional supply vessel to the TMM Joint Venture for $1,700,000 in cash which resulted in the recognition of an immediate gain of $473,000 and the deferral of a $315,000 gain. The deferred gain is being amortized to income over the depreciable life of the vessel, and the amount amortized to other income from this transaction and from the contribution of a vessel upon establishment of the venture totaled $53,000 and $10,000 for the years ended December 31, 1995 and 1994, respectively.

      In 1995, the Company entered into a sale-type lease for one of its vessels with the TMM Joint Venture. The lease expires in seven years and contains options which permit the TMM Joint Venture to purchase the vessel at various dates during the term of the lease. Unearned income and deferred gain amortized to other income in connection with this lease for the year ended December 31, 1995, totaled $387,000. Additionally in 1995, the Company advanced the TMM Joint Venture $680,000 to acquire equipment in exchange for a note receivable.

      Principal and interest payments on the TMM Joint Venture notes are due in quarterly installments which extend through 2000. The notes bear interest at prime plus two percent, and earned interest income was $302,000 and $147,000 for the years ended December 31, 1995 and 1994, respectively.

      During 1995 and 1994, the TMM Joint Venture chartered vessels and utilized other services of the Company. Charter and other revenue earned by the Company from this operation for the years ended December 31, 1995 and 1994 was $369,000 and $624,000, respectively. The Company's equity in earnings of the TMM Joint Venture, net of applicable income taxes, was $873,000 and $368,000 for the years ended December 31, 1995 and 1994, respectively.

      West Africa Offshore, Ltd. has been the Company's principal agent for vessels operating offshore West Africa and is reimbursed for its operating expenses. Pursuant to FISH expanding its vessel management responsibilities in behalf of the Company, see discussion below, agency support of West Africa Offshore, Ltd.
will be limited primarily to the Company's operations in Nigeria.

      Pursuant to the CNN Acquisition (see Note 5), SEACOR acquired 50% of the outstanding shares of FISH, a French corporation, for a cost of $60,000, effective January 1, 1996. FISH has agreed to manage the Company's vessels operating offshore West Africa and in the Arabian Gulf and certain other additional vessels

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES
owned by CNN. The FISH management fee charged to general and administrative expense for the year ended December 31, 1995 totaled $226,000.

      The summarized financial information below represents an aggregation of the Company's principal equity investees for the years ended December 31, in thousands of dollars.


CONDENSED INFORMATION                             1995        1994
---------------------                             ----        ----

Current Assets...............................   $ 6,282     $10,040
Noncurrent Assets............................    10,351      32,359
                                                -------     -------
    Total Assets.............................   $16,633     $42,399
                                                =======     =======
Current Liabilities..........................     3,460      24,653
Noncurrent Liabilities.......................     4,941       7,244
                                                -------     -------
    Total Liabilities........................   $ 8,401     $31,897
                                                =======     =======

Revenues.....................................   $ 8,840     $50,217
                                                =======     =======

Gross Profit.................................   $ 4,990     $24,648
                                                =======     =======

Net Income...................................   $ 3,304     $ 4,397
                                                =======     =======


      The amount of consolidated retained earnings that represents undistributed earnings of 50% or less owned companies accounted for by the equity method was $1,241,000 at December 31, 1995.

7.  COASTAL AND PHIBRO AGREEMENT-

      On October 27, 1995, SEACOR and its primary environmental subsidiary, NRC, amended certain existing agreements with two of its customers, Coastal Refining and Marketing, Inc. ("Coastal") and Phibro Energy USA, Inc. ("Phibro"). Those agreements provided, among other things, for a reduction in, and subsequent elimination of, Coastal and Phibro's participating interest in certain operating results, a reduction in their retainer fees, and an elimination of certain options held by each of those customers to purchase up to 20% of the fully diluted common stock of NRC. NRC will continue to provide one customer through December 31, 2001 and the other customer through December 31, 1998 various oil spill response services mandated by the OPA 90. In addition, Coastal's agreements, among other things, called for SEACOR to issue them 311,357 shares of its common stock (having a value at time of issuance of $7,500,000) in exchange for the cancellation of their stock options in NRC. Phibro also agreed to cancel a similar option in return for amendments to its agreement which related primarily to the reduction of its retainer payments for OPA 90 services. SEACOR has accounted for its share issuance as a repurchase of a minority interest. The difference between the value of the common stock issued and the previously recorded carrying value of certain deferred revenue, net of income tax effect, which approximated 40% of NRC's net book value, totaled $4,558,000 and was recorded as goodwill (see Note 1).

8.    INCOME TAXES:

      Income (loss) before income taxes, minority interest, equity in net earnings of 50% or less owned companies, and extraordinary item derived from the United States and foreign operations for the years ended December 31, are as follows, in thousands of dollars:

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES

                                              1995      1994        1993
                                              ----      ----        ----

            United States..................  $18,318  $13,494     $14,534
            Foreign........................   (2,676)    (958)        777
                                             -------  -------     -------
                                             $15,642  $12,536     $15,311
                                             =======  =======     =======

      The Company files a consolidated U.S. Federal tax return. Income tax expense (benefit) consisted of the following components for the years ended December 31, 1995, 1994 and 1993, in thousands of dollars:

                                               1995        1994     1993
                                               ----        ----     ----
       Current:
          State............................    $ 111      $ 123    $ 115
          Federal..........................    4,622      4,193    3,207
          Foreign..........................      442        200      676
       Deferred:
          Federal..........................      859       (148)   1,359
          Foreign..........................     (524)       -        (18)
                                               ------     ------   ------
                                               $5,510     $4,368   $5,339
                                               ======     ======   ======

      The following table reconciles the difference between the statutory federal income tax rate for the Company to the effective income tax rate:

                                              1995         1994     1993
                                              ----         ----     ----

          Statutory Rate...................    34.0%       34.0%    34.0%
          Foreign and state taxes..........     1.2         0.8      0.9
                                               ----        ----     ----
                                               35.2%       34.8%    34.9%

      The components of the net deferred income tax liability were as follows, for the years ended December 31, in thousands of dollars:

                                                       1995        1994
                                                       ----        ----
       Deferred tax assets:
          Foreign Tax Credit.....................     $  522     $  337
          Alternative Minimum Tax Credit.........        568          -
          Subpart F Loss.........................      1,727        747
          Nondeductible Accruals.................        494          -
          Other..................................        367        340
            Total deferred tax assets............      3,678      1,424
       Deferred tax liabilities:
          Property and equipment.................     39,102     34,717
          Investment in Subsidiaries.............        603        660
          Other..................................        655        919
                                                      ------     ------
            Total deferred tax liabilities.......     40,360     36,296
                                                      ------     ------
              Net deferred tax liabilities.......    $36,682    $34,872
                                                      ======     ======

      As of December 31, 1995, the Company has carryforwards for income tax purposes of foreign tax credits approximating $522,000 that expire from 1997 through 2000. As of December 31, 1995, the Company also has alternative minimum tax credit carryforwards of $568,000 for income tax purposes. For financial reporting purposes, the carryforwards have been recognized through a reduction in deferred tax liabilities.

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES

9.    RELATED PARTY TRANSACTIONS:

      The Company reimburses a stockholder for management and administrative services. These charges totaled $275,000 for the year ended December 31, 1995 and $175,000 for each of the years ended December 31, 1994 and 1993. The fees relate primarily to the use of the stockholder's physical resources and administrative and technical personnel.

      Miller Environmental Group ("MEG"), an environmental contractor based in Calverton, New York, maintains and stores spill response equipment owned by NRC and in the event of a spill, provides labor, equipment and materials to assist in NRC's spill response activities. In fiscal 1995, NRC paid approximately $1,750,000 to MEG for these services. The father of a SEACOR corporate officer is Vice President, Secretary and Treasurer of MEG.

      NRC also contracts with James Miller Marine Services ("JMMS"), an environmental contractor based in Staten Island, New York, for services similar to those provided by MEG. In fiscal 1995, NRC paid approximately $600,000 to JMMS for these services. The brother of a SEACOR corporate officer is Vice President of JMMS.

      Loans from stockholders are made up of unsecured loans due to Norman and Joyce McCall. The loans are due on demand and bear interest at 7% per annum at December 31, 1995. On May 3, 1996, the loans were paid in full.

10.   LONG-TERM DEBT:

      Long-term debt balances, maturities, and interest rates are as follows for the years ended December 31, in thousands of dollars:

                                                                                 1995                1994
                                                                                 ----                ----

Notes payable to former vessel owners, due in quarterly or semi-annual installments and maturing from 1996 through 2003, at interest
     rates ranging from 3.75% to 7.50%.................................      $    11,147        $   13,210
Notes payable to banks, due in monthly
     installments and maturing from 1995 through
     2007, secured by vessels (9.75% at December 31,
     1995).............................................................            1,596             1,293
Notespayable to Nederlandse Scheepshypotheekbank N.V. ("Nedship Bank"), due in
     quarterly installments payable from 1991 through 1996, secured by vessels, bearing interest at LIBOR
     plus 2.0% (7.375% at December 31, 1994)...........................                -             5,227
DnB Revolving Credit Facility, interest payable
     based upon interest option period at LIBOR plus 1.25% prior to term conversion and principal and interest after conversion on August 31, 1996 due semi-annually through August 31, 2002 bearing interest at LIBOR plus maximum of 1.5% (7.1875% at December 31,
     1995).............................................................           40,000                 -
6% Convertible Subordinated Notes, due 2003,

                                      F-18



                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


     interest payable semi-annually commencing 1994....................           55,250            57,500
2.5% Convertible Subordinated Notes, due 2004,
     interest payable semi-annually commencing 1994....................            4,750             4,750
                                                                             -----------        ----------

                                                                                 112,743            81,980
Less - Portion due within one year.....................................           (2,489)           (5,896)
     - Debt discount...................................................           (2,188)           (2,463)
                                                                             -----------        ----------
                                                                             $   108,066        $   73,621
                                                                             ===========        ==========

      Annual maturities of long-term debt for the five years following December 31, 1995, are as follows, in thousands of dollars.

YEAR                                              1996           1997           1998          1999          2000
----                                              ----           ----           ----          ----          ----
AMOUNT......................................    $  2,489       $  1,632      $  1,494       $  1,356     $  1,356

      The long-term debt maturities schedule does not include future annual maturities for borrowings outstanding under the DnB Facility at December 31, 1995. It is uncertain how much, if any, of the outstanding senior secured revolving bridge loans due DnB at December 31, 1995 may be converted into term loans on August 31, 1996, the date upon which the Company may elect to extend all or a portion of the DnB Facility. If the outstanding senior secured revolving bridge loans at December 31, 1995 were converted to term loans and the Company did not extend its commitment for any other unused portion of the DnB Facility on August 31, 1996, future annual maturities for the DnB Facility would be $6,667,000 in each of the years 1997 through 2000 and $13,332,000 thereafter.

      On August 20, 1993, the Company retired U.S. Government Guaranteed Ship Financing Bonds in the amount of $7,303,000 with proceeds from the issuance of the 6% Notes. At that time, $549,000 and $52,000 of unamortized debt discount and deferred bond issue costs, respectively, were written off, and a redemption premium and fees of $341,000 were paid, all of which was recorded as an extraordinary loss. Debt discount amortization expense related to these bonds was $66,000 for the year ended December 31, 1993.

      In July 1993, the Company retired notes payable to a bank and former vessel owners in the amount of $18,110,000 with proceeds from the issuance of the 6% Notes. At that time, $1,011,000 of unamortized deferred debt issue costs was written off, and fees of $178,000 were paid to the bank, all of which was recorded as an extraordinary loss.

      In April 1991, in conjunction with the Company's expansion in the North Sea, VEESEA Holdings, Inc. ("VEESEA"), a 91% owned subsidiary of SEACOR, and its subsidiaries (collectively, the "VEESEA Group") entered into a loan agreement with Nedship Bank, pursuant to which Nedship Bank loaned pounds sterling 10,700,000 (or $18,426,000 based upon exchange rates in 1991). In conjunction with regularly scheduled payments during 1995, the Company made optional principal prepayments, amounting to $2,266,000, on the Nedship Bank loan, and the loan was completely repaid by December 31, 1995.

      In conjunction with eight vessels acquired in March 1993, SEACOR issued two notes payable to the former vessel owners: (i) a $1,875,000, 7.5% unsecured note repayable in eleven equal quarterly installments of $100,000 commencing June 1993 with a final installment of $775,000 in March 1996, and (ii) a $975,000, 6% unsecured note repayable in twelve quarterly installments of $81,250 commencing June 1993 and maturing March 1996.

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES

10.  LONG-TERM DEBT:  (CONTINUED)


      On August 6, 1993, a customer who had previously sold a project vessel to the Company for a promissory note confirmed a decision to terminate a long-term charter of that vessel. Pursuant to this transaction, the customer forgave $450,000 in principal amount of the note payable due from the Company under a first preferred mortgage on vessels which had a net book value of $4,222,000 at December 31, 1995, made other adjustments to the mortgage, and paid the Company a demobilization fee of $235,000. The forgiveness of the note was recorded as an extraordinary gain, and the demobilization fee was included in income before extraordinary item.

      On July 1, 1993, SEACOR sold $57,500,000 principal amount of 6% Notes. The agreements under which the 6% Notes were issued provided for underwritten resales to qualified institutional buyers and to non-U.S. purchasers in transactions exempt from registration under applicable securities laws. The 6% Notes are convertible into shares of SEACOR's Common Stock at any time prior to July 1, 2003, at a conversion rate of 39,024 shares per $1,000 principal amount of the 6% Notes. There is no sinking fund for the 6% Notes; however, the 6% Notes are redeemable, in whole or in part, at the election of SEACOR any time on or after July 1, 1996, initially at 104.2% of the principal amount thereof and declining by 0.67% each year thereafter to 100% of the principal amount in 2003. In addition, upon the occurrence of a change in control of SEACOR (as defined in the indenture of the 6% Notes), holders of the 6% Notes may elect to require SEACOR to purchase their 6% Notes, in whole or in part, at a purchase price equal to 100% of the principal amount thereof, plus accrued interest to the date of purchase. SEACOR incurred $2,176,000 in costs associated with the sale of the 6% Notes including $1,869,000 of the underwriters discount. These debt issue costs were charged to other assets and are being amortized to expense over ten years.

      In February 1995, the Company purchased $2,250,000 of the then outstanding $57,500,000 principal amount of its 6% Notes in the open market. The difference between the amount paid to acquire the 6% Notes and their carrying value resulted in the Company recognizing a gain of $199,000, net after giving effect to a write-off of $71,000 in unamortized deferred debt issue costs associated with the sale of the 6% Notes. The gain is included in other income.

      In December 1993, the Company financed, in part, the acquisition of ten offshore towing supply vessels from CNN with: (i) $12,000,000 principal amount senior unsecured notes payable having varying maturities of one to ten years, bearing interest rates ranging from 3.25% to 5.50% per annum and which have been guaranteed by SEACOR, and (ii) $4,750,000 principal amount of 2.5% Notes. The 2.5% Notes are convertible into shares of SEACOR's Common Stock at any time prior to maturity at a conversion rate of 32.979 shares per $1,000 principal amount of the 2.5% Notes. There is no sinking fund for the 2.5% Notes; however, the 2.5% Notes are redeemable, in whole or in part, at the election of SEACOR any time on or after July 1, 1997, initially at 104.2% of the principal amount thereof and declining by 0.60% each year thereafter to 100% of the principal amount after July 1, 2003. In addition, upon the occurrence of a change in control of SEACOR (as defined in the indenture of the 2.5% Notes), holders of the 2.5% Notes may elect to require SEACOR to purchase their 2.5% Notes, in whole or in part, at a purchase price equal to 100% of the principal amount thereof, plus accrued interest to the date of purchase. The stated interest rates on the unsecured notes and the 2.5% Notes (collectively, the "Notes") were considered lower than interest rates at which the Company would normally obtain similar financing which were determined to range from 5.10% to 9.14%. The Notes were valued based on discounting concepts to approximate their fair market value. The difference between the Notes' fair market and stated values at inception, $2,749,000, was recorded as debt discount and as a reduction in the carrying value of the vessels acquired. Amortized debt discount included in interest expense was $277,000 and $309,000 for the years ended December 31, 1995 and 1994, respectively.

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES

      Certain of SEACOR's subsidiaries (the "borrowing subsidiaries") are parties to the DnB Facility, with DnB as lender and SEACOR as guarantor. Pursuant to the DnB Facility, the borrowing subsidiaries may borrow up to $85,000,000 aggregate principal amount of senior secured revolving bridge loans any time prior to August 31, 1996 (the "Initial Term"). At the Company's election, such loans, on or prior to August 31, 1996, may be converted into senior secured reducing revolving credit loans maturing on August 31, 2003. Until termination of the DnB Facility, a commitment fee is payable to DnB on a quarterly basis, computed at the rate of one-half of one percent per annum on the average unfunded portion of the credit facility.

      During the Initial Term of the DnB Facility, outstanding borrowings bear interest at an annual rate equal to 125 basis points above LIBOR. If the Borrowing Subsidiaries elect to convert the senior secured bridge loans to senior secured reducing revolving credit loans (the "Term Loans"), the Maximum Committed Amount automatically will decrease semi-annually by certain percentages described in the DnB Facility. The DnB Facility requires the Company, on a consolidated basis, to maintain a minimum ratio of indebtedness to vessel value, as defined, a minimum cash and cash equivalent level, and a specified debt service coverage ratio. The Company also is prohibited from entering into additional indebtedness above a certain level without consent. Furthermore, SEACOR, without prior written consent of DnB, is prohibited through August 31, 1996 (the maturity date of the bridge loan portion of the DnB Facility) from paying dividends to its shareholders. Pursuant to the DnB Facility, the Term Loans would bear interest at the annual rate equal to a maximum of 150 basis points above LIBOR.

      Borrowings outstanding pursuant to the DnB Facility are secured by, among other things, a guaranty of SEACOR of the obligations of the Borrowing Subsidiaries, first preferred mortgages on vessels owned by the Borrowing Subsidiaries which had a net book value of $72,980,000 at December 31, 1995, a negative pledge relating to certain vessels, and an assignment of earnings and certain contract rights with respect to vessels owned and operated by the Borrowing Subsidiaries. If the Borrowing Subsidiaries exercise the aforementioned conversion election, certain additional subsidiaries of the Company will be required to guaranty the obligations of the Borrowing Subsidiaries under the DnB Facility and provide mortgages on additional vessels to secure such guaranty.

      On September 15, 1995, $74,000,000 principal amount was borrowed under the DnB Facility to finance the acquisition of offshore marine service vessels and other related assets pursuant to the Graham Acquisition and to pay related debt issue and acquisition costs. On November 14, 1995, the Company repaid $14,000,000 principal amount of the indebtedness from existing cash balances. On December 14, 1995, the Company borrowed an additional $11,000,000 under the DnB Facility to finance the cash portion of the CNN Acquisition and pay related acquisition costs. On December 21, 1995, the Company repaid $31,000,000 principal amount of the indebtedness with proceeds from the sale of common stock, and an additional $5,000,000 principal amount was repaid subsequent to year end.

      Following the NRC Merger in March 1995, the Company repaid the remaining outstanding principal balance, $12,500,000, under a Credit Agreement between NRC and CIBC Inc., as amended.

11.   EXTRAORDINARY ITEM:

      In 1993, the Company recognized a net extraordinary loss caused by debt extinguishment of $1,093,000 ($0.19 per share), net of a $588,000 income tax benefit. Of the extraordinary loss, $1,385,000 was caused by the write-off of unamortized debt discount, bond issue and debt issue costs, and the payment of redemption premiums and fees relating to the retirement of outstanding indebtedness due U.S. Government Guaranteed Ship Financing Bond holders, note holders and a bank. The redemption premiums, fees, and indebtedness were paid with the net

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES
proceeds from the Company's sale of 6% Notes. The extraordinary loss was reduced by a $292,000 gain recognized upon the forgiveness of indebtedness associated with the termination of a vessel charter.

12.   LEASES:

      From December 1993 through September 30, 1995, the Company was the lessor of ten offshore towing supply vessels under bareboat charter agreements with CNN. Pursuant to the CNN Acquisition, the Company and CNN agreed to terminate CNN's bareboat charter of these vessels. Operating revenue earned from the bareboat charter of these vessels totaled $3,795,000, $5,074,000 and $350,000 for the years ended December 31, 1995, 1994, and 1993, respectively.

      In 1995, the Company entered into a sale-type lease with the TMM Joint Venture for one anchor handling towing supply vessel. The lease expires in seven years and contains options which permit the TMM Joint Venture to purchase the vessel at various dates during the term of the lease. Unearned income and deferred gain amortized to other income for the year ended December 31, 1995, totaled $387,000. The following lists the components of the net investment in the sale-type lease as of December 31, of which $183,000 and $2,543,000 are reported in current and noncurrent other assets, respectively, in thousands of dollars:

                                                            1995
                                                            ----

      Minimum lease payments receivable.................  $4,161
      Estimated residual value of leased property.......     781
      Less: Unearned income.............................  (2,216)
                                                          ------
      Net investment in sale-type lease.................  $2,726
                                                          ======

      Minimum rental receivables due from sale-type leases are $667,000 in each of the fiscal years ended December 31, 1996 through 2001 and $159,000 due in 2002.

      The Company is the lessee under a capital lease for offshore oil boom that is used in conjunction with its oil spill response activities. The offshore boom, with gross cost and accumulated depreciation of $1,807,000 and $269,000, respectively at December 31, 1995, is being depreciated over an estimated useful life of seven years. Included in current and noncurrent liabilities, respectively, at December 31, 1995 are $172,000 and $368,000 of obligations under capital leases. The following is a schedule of future minimum lease payments due under a capital lease together with the present value of the net minimum lease payments as of December 31, in thousands of dollars:

                                                            1995
                                                            ----

      1996..............................................    $300
      1997..............................................     450
                                                            ----
      Total minimum lease payments......................     750
      Less: amount representing interest................     210
                                                            ----
      Present value of minimum lease payments...........    $540
                                                            ====

13.  MAJOR CUSTOMERS AND SEGMENT DATA:

      Two customers accounted for approximately 16% and 10%, respectively, of revenues in the year ended December 31, 1995; two customers accounted for approximately 19% and 15%, respectively, of revenues in the

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES
year ended December 31, 1994; and three customers accounted for approximately 18%, 12% and 10%, respectively, of revenues in the year ended December 31, 1993.

      Operations are conducted through two business segments, offshore vessel and environmental services. On March 14, 1995, the remaining outstanding stock that the Company did not already own, in corporations now comprising the Company's environmental segment, was acquired, and from that date forward, the Company has reflected the financial condition and results of operations of those environmental subsidiaries in its consolidated financial statements. Prior to March 14, 1995, the Company reported its interest in the environmental subsidiaries as an investment in 50% or less owned companies which were accounted for under the equity method. The Company's offshore service vessel segment operates in different geographical areas; whereas, the environmental segment's primary operations are in the United States. Information by business segment and geographical area is as follows for the years ended December 31, in thousands of dollars:

                                               1995     1994        1993
                                               ----     ----        ----
OPERATING REVENUE:
MARINE-(a)
    United States........................    $72,964   $63,283    $54,864
    North Sea............................     13,523    16,222     20,007
    West Africa..........................     14,637    10,189     12,374
    Other Foreign........................      3,770     4,291      4,923
                                            --------   -------    -------
                                             104,894    93,985     92,168
ENVIRONMENTAL............................     21,765         -          -
                                            --------   -------    -------
                                            $126,659   $93,985    $92,168
                                            ========   =======    =======
OPERATING PROFIT
MARINE-(a)
    United States........................    $17,529   $14,040    $14,598
    North Sea............................     (2,952)        7      3,085
    West Africa..........................      3,840     2,582      1,683
    Other Foreign........................      1,843     1,667      1,816
                                             -------   -------    -------
                                              20,060    18,296     21,182
ENVIRONMENTAL............................      1,626         -          -
                                             -------   -------    -------
                                              21,886    18,296     21,182
Other income (expense) (c)...............        190       (73)       116
General corporate administration.........     (2,123)   (2,139)    (2,268)
Net interest expense.....................     (4,311)   (3,548)    (3,719)
Minority interest in loss (income)
    of a subsidiary......................        321       184        (51)
Equity in earnings of 50% or less
    owned companies......................        872       975        287
Income tax expense.......................     (5,510)   (4,368)    (5,339)
                                             -------   -------    -------
Income before extraordinary item.........    $11,325   $ 9,327    $10,208
                                             =======   =======    =======

IDENTIFIABLE ASSETS:
MARINE-
    United States (c)....................   $208,424  $140,185   $109,317
    North Sea............................     24,105    32,004     36,860
    West Africa (e)......................     69,022    41,476     29,428
    Other Foreign (b)....................      9,850    15,093     42,009
                                            --------  --------   --------
                                             311,401   228,758    217,614
ENVIRONMENTAL............................     32,652         -          -
CORPORATE (d)............................      7,132     9,387        839
                                            --------  --------   --------
                                            $351,185  $238,145   $218,453
                                            ========  ========   ========

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES

PROVISION FOR DEPRECIATION AND AMORTIZATION:
MARINE-
    United States (c)....................    $ 8,623   $ 7,304    $ 6,575
    North Sea............................      3,621     3,490      3,522
    West Africa (e)......................      2,931     2,151      1,220
    Other Foreign (d)....................        664       976        692
                                             -------   -------    -------
                                              15,839    13,921     12,009
ENVIRONMENTAL                                  2,875         -          -
CORPORATE (d)                                    128       187         98
                                             -------   -------    -------
                                             $18,842   $14,108    $12,107
                                             =======   =======    =======
CAPITAL EXPENDITURES:
MARINE-
    United States........................    $75,782   $ 2,852    $ 7,900
    North Sea............................         45       225      1,934
    West Africa..........................     21,722        70      1,020
    Other Foreign........................         38        18     32,163
                                             -------   -------    -------
                                              97,587     3,165     43,017
                                             =======   =======    =======
ENVIRONMENTAL                                    688         -          -
CORPORATE                                         75       206         14
                                             -------   -------    -------
                                             $98,350   $ 3,371    $43,031
                                             =======   =======    =======
--------------------
(a) "West Africa" and "Other Foreign" include the results of vessels bareboat chartered-out to CNN from December 1993 through September 1995, at which time the bareboat charters were canceled and the Company resumed operation of the vessels.
(b) In 1993, identifiable assets include vessels acquired from CNN that operated only during December.
(c) Other income (expense) excludes gain/(loss) from equipment sales or retirements of property and certain other expenses that were reclassified to operating profit in geographical areas of the Marine segment.
(d) The Company's corporate assets include investments in 50% or less owned companies.
(e) In 1995, identifiable assets include the effect of the Graham and CNN Acquisitions.


14.  COMMON STOCK:

      In March 1993, SEACOR issued 125,000 shares of common stock at $15.00 per share or $1,875,000 pursuant to the acquisition of seven supply vessels.

      On March 14, 1995, pursuant to the NRC Merger, SEACOR acquired the remaining 57.1% of the outstanding common stock of NRC Holdings that it did not already own through a merger of NRC Holdings with and into CRN. SEACOR issued 292,965 shares of its common stock pursuant to the transaction that was valued at $5,707,000.

      On October 27, 1995, SEACOR and its primary environmental subsidiary, NRC, amended certain existing agreements with Coastal. Those agreements, among other things, eliminated certain options held by Coastal to purchase up to 20% of the fully diluted common stock of NRC. SEACOR issued 311,357 shares of common stock, having a value at time of issuance of $7,500,000, in exchange for the cancellation of Coastal's stock options in NRC.

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES

      On November 4, 1995, pursuant to the CNN Acquisition, SEACOR issued 59,948 shares of common stock that was valued at $11,300,000 at the date of issuance to acquire three towing supply vessels.

      In December 1995, SEACOR completed a public offering of its common stock that resulted in the sale of 1,612,500 shares. The proceeds received from this sale, net of underwriting discount, totaled $36,942,000. The Company incurred $644,000 in expenses associated with this stock offering (other than underwriting discount) which was charged against additional paid-in capital arising from the sale. The public offering included 1,550,000 shares of common stock sold by several of SEACOR's stockholders.

15.  MINORITY INTEREST:

      In December 1991, the managing agent of the Company's vessels operating the North Sea invested approximately $1,278,000 of cash in VEESEA. In return for this investment and for services rendered to the VEESEA Group, which were included in mobilization expenses, the agent received 9% of the equity of VEESEA, and SEACOR, through another subsidiary, assigned to the agent a $679,000 participation in debt due to the SEACOR subsidiary from the VEESEA Group. The obligation due the agent, including accrued interest at 12% per annum, was subordinated to the Nedship Bank loans to the VEESEA Group and is reported in the consolidated balance sheet as other noncurrent liabilities.

      A fee is paid the minority stockholder for managing the Company's vessels in the North Sea. The U.S. dollar equivalent of fees paid in pounds sterling under this arrangement approximated $960,000 in each of the years ended December 31, 1995, 1994, and 1993.

16.  BENEFIT PLANS:

      NON-QUALIFIED STOCK OPTION PLAN-

      SEACOR's 1992 Non-Qualified Stock Option Plan (the "Plan") provides for the grant of non-qualified options to purchase shares of common stock to officers and key employees of the Company. Under the Plan, 500,000 shares of common stock have been reserved for sale. The exercise price per share of options granted under the Plan cannot be less than 75% or greater than 100% of the "Fair Market Value" (as defined in the Plan) of one share of common stock on the date of the grant.

      Options granted under the Plan expire no later than the tenth anniversary of the date of grant. Recipients of options must remain employed for at least two years from date of grant before options become exercisable, subject to the earlier exercise under certain circumstances. The exercise price per share of each option may be paid in cash, shares of common stock owned by the grantee in a combination of cash and common stock or by delivery of a promissory note not to exceed 90% of the total exercise price.

      The following transactions occurred in the stock option plan during the years ended December 31:

                                                 1995        1994       1993
                                                 ----        ----       ----

Options outstanding, at beginning of year..   309,250     266,750      50,000
Options granted............................   117,747      42,500     267,500
Options exercised..........................         -           -           -
Options canceled...........................    (1,800)          -     (50,750)
                                              -------     -------     -------
Options outstanding, at end of year........   425,197     309,250     266,750
                                              =======     =======     =======

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES

16.  BENEFIT PLANS:  (continued)


Price range of options exercised.......  $        -   $        -    $        -
Price range of options outstanding,
  end of year..........................  $9.64-21.25  $14.75-21.25  $14.75-21.00


      At December 31, 1995, 74,803 shares were available for future grant and 264,950 options were exercisable. At December 31, 1994 and 1993, there were no exercisable options.

      On March 14, 1995, the Executive Compensation and Stock Option Committee of the Board of Directors granted two officers of SEACOR and three key employees of NRC options to purchase a total of 102,192 shares of common stock of SEACOR at an exercise price of $18.75 per share. Furthermore, as part of the NRC Merger, the Company assumed the obligations of the NRC Holdings 1994 Non-Qualified Stock Option Plan. As a result, the Company converted existing options for shares of NRC Holdings into options for 15,555 shares of SEACOR's common stock at an exercise price of $9.64 per share. The exercise price per share for options issued or converted in 1995 equaled the market price at the original dates the options were granted.

SEACOR SAVINGS PLAN-

      The Company established the SEACOR Savings Plan ("SEACOR Plan"), effective July 1, 1994. This defined contribution plan provides eligible employees with an opportunity to accumulate retirement savings. Requirements for eligibility include, (i) one year of full time employment, (ii) attainment of 21 years of age, and (iii) residency in the United States.

      Participants may contribute up to 15% of their pre-tax annual compensation. During 1995 and 1994, the Company matched 50% up to the first 4% of an employee's contribution to the SEACOR Plan, and the Board of Directors of the Company determine the Company's matching contribution annually. The participant's and Company's contributions are funded to the SEACOR Plan monthly.

      Participants are fully vested in the Company's contribution upon (i) attaining the age of 65, (ii) death, (iii) becoming disabled, or (iv) completing five years of employment service. Forfeitures of Company contributions for non-vested and terminated employees will be used to reduce future contributions of the Company or pay administrative expenses of the SEACOR Plan.

      In connection with the NRC Merger, the Company assumed the obligations of a tax-deferred savings plan that was implemented by NRC in 1993. Under the terms of the NRC Plan, eligible employees can elect to contribute up to 15% of their compensation, and NRC matches 100% up to the first 3% of the employee's contribution.

      In connection with the McCall acquisition, the Company assumed the obligations of a defined contribution plan that was implemented by McCall in 1995. Under the terms of the McCall plan, eligible employees can elect to contribute up to 15% of their compensation. During 1995, McCall matched 1/3 of the first 6% of an employee's contribution to the plan. The Board of Directors of McCall determine the matching contribution annually.

      The combined Companies' contributions to the plans were $215,000 and $51,000 for the years ended December 31, 1995 and 1994, respectively.

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES

16.  BENEFIT PLANS:  (continued)

EMPLOYEE RESTRICTED STOCK AWARD-

      On March 14, 1995, in recognition of an executive officer's commitment to the continued growth and financial success of the Company, the executive officer was granted 11,500 restricted shares of SEACOR's common stock. The market value of the restricted shares was $216,000 at time of grant and was recorded as unamortized restricted stock compensation in a separate component of stockholders' equity. This compensation will be amortized to expense over a three year vesting period. Notwithstanding the forgoing, 100% beneficial ownership of the restricted stock shall vest immediately upon death, disability, termination of the employee without "cause" or the occurrence of a "change in control" of the Company.


17.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

                                                      QUARTER ENDED
                                                      -------------
                                           DEC 31   SEPT. 30   JUNE 30  MARCH 31
                                           ------   --------   -------  --------
                                            (THOUSANDS OF DOLLARS, EXCEPT PER
                                                      SHARE AMOUNT)
1995
Revenue...................................$44,550   $36,422    $25,504  $20,183
Gross Profit.............................. 13,039     7,886      5,077    3,387
Net income................................  5,334     2,144      2,310    1,537
Earnings per common share; Assuming no
  dilution................................   0.66      0.29       0.31     0.21
Assuming full dilution....................   0.56      0.28       0.29     0.22

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES

18.  SUPPLEMENTAL INFORMATION FOR STATEMENTS OF CASH FLOWS:

                                                          YEAR ENDED DECEMBER 31
                                                          ----------------------
                                                            1995    1994   1993
                                                            ----    ----   ----


Cash income taxes paid..................................   $4,942 $4,300  $3,619
Cash interest paid......................................    6,132  6,773   3,209
Schedule of Non-Cash Investing and Financing Activities:
      Property exchanged for investment in and notes
        receivable from 50% or less owned company.......        -  2,045       -
Joint venture investment increase related to deferred gain    315    718       -
Common stock issued in exchange for stock options in NRC    7,500      -       -
Purchase of vessels with-long-term notes, net of discount       -      -  13,185
      -common stock.....................................   11,300      -   1,875
      -2.5% notes, net of discount......................        -      -   3,665
      -accounts receivable..............................        -      -     112


19.  SUBSEQUENT EVENTS:

      Effective May 31, 1996, the Company acquired the McCall Affiliated Companies ("McCall") in exchange for 1,306,550 shares of the Company's common stock. The acquisition was accounted for as a pooling of interests; accordingly, prior period financial information has been restated to include this acquisition. On December 31, 1995, McCall had $37,882,000 of assets. Selected separate and combined financial information of the Company and McCall for the years ended December 31, 1995, 1994 and 1993 is presented below (in thousands).

                         The Company      McCall  Adjustments(1)    Combined
                         -----------      ------  --------------    --------
Operating Revenue
      1995..............   $106,269      $20,029      $361          $126,659
      1994..............    74,366       19,619          -            93,985
      1993..............    73,720       18,448          -            92,168
Net Income
      1995..............    10,226        1,099          -            11,325
      1994..............     7,906        1,421          -             9,327
      1993..............     7,410        1,705          -             9,115
-----------

(1) In August 1995, the Company and an affiliate of McCall formed SEAMAC OFFSHORE, L.L.C. ("SEAMAC"), which was jointly owned and which operated two vessels in Nigeria. Prior to the McCall Acquisition, SEACOR recorded its interest in this venture based upon its 50% equity interest. As a result of the McCall Acquisition, this venture is to be dissolved and the assets will be wholly-owned by the Company. This adjustment consolidates 100% of SEAMAC with SEACOR.

      On June 6, 1996, the Company notified the Trustee of its 6.0% Notes of election to call the 6.0% Notes for redemption on July 12, 1996. Holders of the 6.0% Notes have the right to convert the 6.0% Notes into shares of Common Stock at a ratio of 39.024 shares of Common Stock per $1,000 principal amount of the 6.0% Notes (representing a conversion price of $25.625 per share) prior to the date of redemption. If the entire $55,250,000

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES
principal amount outstanding of the 6.0% Notes were converted, 2,156,076 shares of Common Stock would be issued.

      On June 6, 1996, the Company and CNN entered into an agreement (the "1996 CNN Agreement") pursuant to which the Company agreed to acquire six vessels from CNN for an aggregate purchase price of $22,675,000, with the understanding that three of such vessels will be bareboat chartered to CNN. The 1996 CNN Agreement also provides for the Company to prepay the promissory notes issued to CNN by a subsidiary of the Company on December 17, 1993 in connection with the Company's acquisition on such date of certain vessels from CNN. In addition, CNN has notified the Company of its election to convert $4.75 million principal amount of the Company's 2.5% Notes issued to CNN in connection with such acquisition of vessels into 156,650 shares of Common Stock in accordance with the terms of the 2.5% Notes. Pursuant to the 1996 CNN Agreement, the Company agreed to include 459, 948 shares of Common Stock owned by CNN on June 6, 1996 and the 156,650 additional shares of Common Stock to be issued to CNN upon the conversion of the 2.5% Notes in Offering for resale to the public. The 1996 CNN Transaction is conditioned upon the sale of such 616,598 shares of Common Stock pursuant to this offering and is intended to occur substantially simultaneously with such sale. In connection with this transaction, the Company expects to record an extraordinary loss in connection with the prepayment of the promissory note of approximately $861,000, net of tax.

      On June 7, 1996, the Company filed a Registration Statement with the Securities and Exchange Commission, covering the sale of 750,000 shares of its common stock to the public and registering additional shares to be sold by selling shareholders, including the CNN shares discussed above.



                     SEACOR HOLDINGS, INC. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                  (IN THOUSANDS, EXCEPT SHARE DATA, UNAUDITED)


                                                                                                SEPTEMBER 30,           DECEMBER 31,
                                                                                                     1996                   1995
                                                                                                -------------           ------------
         ASSETS
Current Assets:
  Cash and temporary cash investments ..............................................              $  28,484               $  28,786
  Marketable securities ............................................................                    307                     623
  Trade and other receivables, net of allowance for
     doubtful accounts of $459 and $380, respectively ..............................                 44,479                  32,900
  Affiliate receivables ............................................................                    304                     872
  Inventories ......................................................................                  1,487                   1,602
  Prepaid expenses and other .......................................................                  2,131                   3,490
                                                                                                  ---------               ---------
  Total current assets .............................................................                 77,192                  68,273
                                                                                                  ---------               ---------

Investments in, at Equity, and Receivables from 50%
  or Less Owned Companies ..........................................................                  7,306                   6,484
                                                                                                  ---------               ---------

Property and Equipment .............................................................                374,521                 337,946
  Less-Accumulated depreciation ....................................................                (92,392)                (75,038)
                                                                                                  ---------               ---------
  Net property and equipment .......................................................                282,129                 262,908
                                                                                                  ---------               ---------

Other Assets .......................................................................                 11,944                  13,218
                                                                                                  ---------               ---------
                                                                                                  $ 378,571               $ 350,883
                                                                                                  =========               =========

     LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Current portion of long-term debt ................................................                    276                   2,489
  Accounts payable - trade .........................................................                 12,190                   7,742
  Accounts payable - affiliates ....................................................                  1,983                    --
  Other current liabilities ........................................................                 11,933                   9,519
                                                                                                  ---------               ---------
     Total current liabilities .....................................................                 26,382                  19,750
                                                                                                  ---------               ---------

Long-Term Debt, Less Debt Discount of $2,188 in 1995 ...............................                  7,955                 108,066
Deferred Income Taxes ..............................................................                 38,071                  36,182
Deferred Gain and Other Liabilities ................................................                  1,980                   1,474
Minority Interest and Indebtedness to Shareholder ..................................                  1,853                   1,947

Stockholders' Equity:
Common stock, $.01 par value, 13,155,250 and
     9,886,393 shares issued at September 30, 1996,
     and December 31, 1995, respectively ...........................................                    131                      99
Additional paid-in capital .........................................................                223,853                 127,317
Retained earnings ..................................................................                 80,539                  57,852
Less 55,768 shares held in treasury at September 30,
  1996, and December 31, 1995, at cost .............................................                   (576)                   (576)
Less unamortized restricted stock compensation .....................................                   (747)                   (159)
Currency translation adjustments ...................................................                   (870)                 (1,069)
                                                                                                  ---------               ---------
     Total stockholders' equity ....................................................                302,330                 183,464
                                                                                                  ---------               ---------
                                                                                                  $ 378,571               $ 350,883
                                                                                                  =========               =========


     The accompanying notes are an integral part of the financial statements and should be read in conjunction herewith.


                     SEACOR HOLDINGS, INC. AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                  (IN THOUSANDS, EXCEPT SHARE DATA, UNAUDITED)

                                                                   Three Months Ended                    Nine Months Ended
                                                                      September 30,                        September 30,
                                                            ---------------------------------     --------------------------------
                                                                 1996               1995                1996              1995
                                                            ---------------   ---------------     ---------------   --------------
Operating Revenue:
    Marine  ..............................................$        50,307    $       24,368       $      138,043    $       65,957
    Environmental-
       Oil spill response.................................          2,628             7,728                8,547             8,367
       Retainer and other services........................          4,610             3,930               13,703             7,721
                                                            ---------------   ---------------      --------------    -------------
                                                                   57,545            36,026              160,293            82,045
                                                            ---------------   ---------------      --------------    -------------

Costs and Expenses:
    Costs of oil spill response...........................          2,263             6,956                7,655             7,117
    Operating expenses -
       Marine.............................................         27,110            15,818               77,137            42,819
       Environmental......................................          1,747             1,303                4,511             2,874
    Administrative and general............................          5,759             3,592               16,876             8,249
    Depreciation and amortization.........................          6,249             4,665               17,791            12,773
                                                            ---------------   ---------------      --------------    -------------
                                                                   43,128            32,334              123,970            73,832
                                                            ---------------   ---------------      --------------    -------------
Operating Income..........................................         14,417             3,692               36,323             8,213
                                                            ---------------   ---------------      --------------    -------------

Other (Expense) Income:
    Interest on debt......................................           (555)           (1,250)              (4,007)           (4,149)
    Interest income.......................................            689               269                1,731             1,789
    Gain (loss) from equipment sales or retirements.......            926              (359)               1,448             1,814
    McCall acquisition costs..............................            (37)                -                 (509)                -
    Other, net............................................           (299)               21                   11               248
                                                            ---------------   -------------          ------------     ------------
                                                                      724            (1,319)              (1,326)             (299)
                                                            ---------------   -------------          ------------     ------------
Income Before Income Taxes, Minority
    Interest, Equity in Net Earnings of
    50% or Less Owned Companies and Extraordinary
       Item ..............................................         15,141             2,373               34,997             7,914
Income Tax Expenses.......................................          5,240               863               12,445             2,852
                                                            ---------------   ---------------      --------------    -------------
Income Before Minority Interest, Equity in Net
    Earnings of 50% or Less Owned Companies and
    Extraordinary Item....................................          9,901             1,510               22,552             5,062
Minority Interest in Loss of a Subsidiary.................             29                81                  176               250
Equity in Net Earnings of 50% or Less Owned
    Companies.............................................            325               246                  766               746
                                                            ---------------   ---------------      --------------    -------------
    Income Before Extraordinary Item......................         10,255             1,837               23,494             6,058
    Extraordinary Item - Loss on Extinguishment
       of Debt............................................            807                 -                  807                 -
                                                            ---------------   ---------------      --------------    -------------
    Net Income............................................ $        9,448    $        1,837       $       22,687   $         6,058
                                                            ===============   ===============      ==============   ==============

Earnings Per Common Share - Assuming No Dilution:
    Income before Extraordinary Item...................... $         0.78    $         0.25       $         2.15   $          0.82
    Extraordinary Item....................................          (0.06)                -                (0.07)                -
                                                            --------------    ---------------      --------------   --------------
       Net Income......................................... $         0.72    $         0.25       $         2.08   $          0.82
                                                            ===============   ===============      ==============   ==============

Earnings Per Common Share - Assuming Full Dilution:
    Income before Extraordinary Item...................... $         0.77    $         0.24       $         1.93   $          0.80
    Extraordinary Item....................................          (0.06)                -                (0.06)                -
                                                            --------------    ---------------      --------------   --------------
       Net Income......................................... $         0.71    $         0.24       $         1.87   $          0.80
                                                            ===============   ===============      ==============   ==============

Weighted Average Common Shares:
    Assuming No Dilution..................................     13,074,963         7,435,320           10,923,340         7,358,055
    Assuming Full Dilution................................     13,347,014         9,890,728           12,725,616         9,813,463



     The accompanying notes are an integral part of the financial statements and should be read in conjunction herewith.

                     SEACOR HOLDINGS, INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (IN THOUSANDS, UNAUDITED)



                                                                                                     Nine Months Ended September 30,
                                                                                                     1996                     1995
                                                                                                     ----                     ----

Net Cash Provided by Operating Activities ..........................................               $ 40,455                $  5,378
                                                                                                   --------                --------

Cash Flows from Investing Activities:
   Purchase of property and equipment ..............................................                (37,382)                 (1,767)
   Purchase of marketable securities ...............................................                   (326)                   --
   Proceeds from sale of marketable securities .....................................                    642                    --
   Investments in and advances to 50% or less owned
   companies .......................................................................                   (293)                   (870)
   Cash acquired in a business combination .........................................                   --                     1,966
   Assets acquired from John E. Graham & Sons ......................................                   --                   (72,854)
   Principal payments received under a sale-type lease .............................                    133                    --
   Principal payments on notes due from 50% or less
      owned companies ..............................................................                    747                    --
   Proceeds from sale of equipment .................................................                  2,318                   4,076
   Other ...........................................................................                    288                    --
                                                                                                   --------                --------
      Net cash used in investing activities ........................................                (33,873)                (69,449)
                                                                                                   --------                --------

Cash Flows from Financing Activities:
   Principal payments on long-term debt ............................................                (50,733)                (19,052)
   Payments of public offering costs ...............................................                   (448)                   --
   Net proceeds from sale of common stock ..........................................                 37,679
   (Payments) proceeds on stockholders' loans ......................................                 (1,596)                    242
   Proceeds from issuance of long-term debt ........................................                  7,711                  74,000
   Proceeds from exercise of stock options .........................................                    489                    --
   Purchase of 6% convertible subordinated notes ...................................                   --                    (1,980)
                                                                                                   --------                --------
      Net cash (used) provided in financing activities .............................                 (6,898)                 53,210
                                                                                                   --------                --------

Effect of Exchange Rate Changes
   on Cash and Cash Equivalents ....................................................                     14                      (2)
                                                                                                   --------                --------

Net Decrease in Cash and Cash Equivalents ..........................................                   (302)                (10,863)
Cash and Cash Equivalents, Beginning of Period .....................................                 28,786                  44,332
                                                                                                   --------                --------
Cash and Cash Equivalents, End of Period ...........................................               $ 28,484                $ 33,469
                                                                                                   ========                ========


     The accompanying notes are an integral part of the financial statements and should be read in conjunction herewith.

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS



1. BASIS OF PRESENTATION -

The condensed consolidated financial information for the three and nine-month periods ended September 30, 1996, and the three and nine-month periods ended September 30, 1995, has been prepared by the Company and was not audited by its independent public accountants. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations, and cash flows at September 30, 1996, and for all periods presented have been made. Results of operations for the interim periods presented are not necessarily indicative of the operating results for the full year or any future periods.

On May 31, 1996, the Company acquired McCall Enterprises, Inc. and affiliated companies pursuant to a series of merger and share exchange agreements. This acquisition has been accounted for as a pooling-of-interests. The financial statements included herein are based upon the assumption that the companies were combined for the nine-months ended September 30, 1996, and the financial statements of the prior year have been restated to give effect to the business combination.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These condensed consolidated financial statements should be read in conjunction with the financial statements and related notes thereto included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31,1995 and the Company's Current Report on Form 8-K dated May 31, 1996 and filed with the Securities and Exchange Commission on June 14, 1996.

2. EARNINGS PER SHARE -

Earnings per common share assuming no dilution were computed based on the weighted average number of unrestricted and restricted common shares issued and outstanding during the relevant periods. The additional common stock assumed to be outstanding to reflect the dilutive effect of common stock equivalents was excluded from the computation as insignificant.

Earnings per common share assuming full dilution were computed based on the weighted average number of unrestricted and restricted common shares issued and outstanding, additional shares assumed to be outstanding to reflect the dilutive effect of common stock equivalents using the treasury stock method, and the assumption that all convertible subordinated notes were converted to common stock. Net income has been adjusted for interest expense and debt discount amortization (net of income tax) associated with the convertible subordinated notes. During July 1996, all of the Company's then outstanding Convertible Subordinated Notes Were converted into shares of the Company's common stock.

3. LONG-TERM DEBT -

During the nine months ended September 30, 1996, indebtedness of the Company's borrowing subsidiaries to Den norske Bank A/S ("DnB") under the revolving credit facility dated September 15, 1995, as amended, was reduced by $32.3 million, the net result of $40.0 million in repayments offset by $7.7 million in borrowings. The Company has guaranteed the obligations of its borrowing subsidiaries to DnB under such credit facility.

4. 1996 COMMON STOCK OFFERING -

On July 3, 1996, the Company sold in an underwritten public offering 909,235 shares of its common stock at $43.50 per share (the "1996 Common Stock Offering"). In conjunction therewith, 842,355 shares of common stock were sold by certain of the Company's stockholders. The Company received net proceeds of approximately $37.7 million of which $26.0 million was used to purchase four vessels acquired from Compagnie Nationale de Navigation, a French corporation ("CNN"), pursuant to the 1996 CNN Transaction (defined below) and to prepay $9.6 million of indebtedness then owed by the Company to CNN, and the remainder of which has been allocated for general corporate purposes.

5. 1996 CNN TRANSACTION -

On July 3, 1996, pursuant to an agreement entered into by the Company and CNN in June 1996, the Company consummated a transaction providing for the acquisition from CNN of six vessels for $22.65 million in cash. At closing, the Company prepaid $9.6 million aggregate principal amount of the indebtedness outstanding under promissory notes previously issued to CNN by a subsidiary of the Company. In addition, CNN converted $4.75 million principal amount of the Company's then outstanding 2.5% Convertible Subordinated Notes due January 1, 2004 (the "2.5% Notes") into 156,650 shares of the Company's common stock (in accordance with the terms of the 2.5% Notes), and subsequently sold all 616,598 shares of the Company's common stock then owned by it (including the shares of the Company's common stock received by CNN upon such conversion) in the 1996 Common Stock Offering.

The Company's common stock issued upon conversion of the 2.5% Notes has been recorded in stockholders' equity at $3.9 million, the net carrying value of the 2.5% Notes based on the $4.75 million principal amount outstanding on the conversion date and $0.8 million of related debt discount. The difference between the $9.6 million paid to extinguish the promissory notes due to CNN and their $8.4 million net carrying value has been recorded by the Company as an $0.8 million extraordinary loss ($0.06 per primary share), net of a $0.4 million income tax benefit.

6. 6.0% NOTE CONVERSION -

On July 12, 1996, following notice from the Company of the redemption on such date of all $55.25 million principal amount of its then outstanding 6.0% Convertible Subordinated Notes due July 1, 2003 (the "6.0% Notes"), the holders thereof converted all of such 6.0% Notes into an aggregate of 2,156,083 shares of the Company's common stock. The conversion of these shares has been recorded in stockholders' equity at $53.79 million, the net carrying value of the 6.0% Notes based on the $55.25 million outstanding principal amount thereof on the conversion date and $1.46 million related debt issuance costs.

7. CAPITAL COMMITMENTS -

The Company has committed to build nine vessels over the next two years for an aggregate capital expenditure of approximately $74.25 million and has total commitments for vessel construction and vessel upgrades of $78.8 million. Of these amounts, approximately $8.4 million has been funded to date by the Company. The Company intends to receive approximately $9.4 million from Transportation Maritima Mexicana ("TMM"), pursuant to a Memorandum of Understanding dated September 25, 1996 between TMM and the Company, in exchange for a minority interest in three vessels under construction.

8. SUBSEQUENT EVENTS -

SMIT TRANSACTION

On October 14, 1996, the Company signed a letter of intent (the "Smit Letter of Intent") providing for the contemplated acquisition of certain of the offshore vessel assets and joint venture interests owned by Smit Internationale N.V. and its affiliated companies ("Smit") for a purchase price of (i) approximately $140.2 million of consideration payable at closing, consisting of $84.0 million in cash, 712,000 shares of the Company's common stock (which, based on the closing sale price of the Company's common stock on the Nasdaq Stock Market's National Market on October 11, 1996, had a value of approximately $35.2 million) and an amount of the Company's convertible subordinated notes (which the Company expects will have payment, conversion and other terms substantially similar to the Notes as defined and described below under the caption "5-3/8% Convertible Subordinated Notes Offering") having a value of $21.0 million at the time of issuance and (ii) up to $50.0 million of additional consideration (payable to Smit in fiscal 1999 in the form of cash and debt securities of the Company) determined by and conditioned upon the earnings performance of the assets acquired from Smit exceeding certain threshold amounts (the "Smit Transaction"). Based on vessel ownership and fleet information received from Smit, which the Company has not independently verified to date, the Company intends to acquire from Smit 14 anchor handling vessels and 12 towing supply vessels, and Smit's joint venture interests in 9 anchor handling vessels, 13 towing supply vessels, and one maintenance vessel.

The Smit Transaction, which is intended to be consummated on or before December 31, 1996, is subject to the completion of due diligence, the negotiation and execution of definitive transaction documentation, and the receipt of requisite foreign and domestic regulatory approvals (including early termination or expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and compliance with certain domestic and foreign regulatory procedures). The terms of the Smit Transaction are preliminary in nature and there can be no assurance that any definitive documentation will be entered into or, if entered into, that the Smit Transaction will be consummated. If the Smit Transaction Is consummated, the Company may use up to $84.0 million of the net proceeds from its recent sale of the Notes to pay the cash consideration in such transaction.

COMMON STOCK LISTING ON NYSE

On October 23, 1996, the Company's common stock commenced trading on the New York Stock Exchange, Inc. under the trading symbol "CKH." From December 1992 until October 23, 1996, the Company's common stock was traded on the Nasdaq Stock Market's National Market under the trading symbol "CKOR."

GALAXIE TRANSACTION

On October 24, 1996, the Company signed a letter of intent (the "Galaxie Letter of Intent") providing for the contemplated acquisition of substantially all the offshore marine assets, including 24 vessels, owned by Galaxie Marine Services, Inc., Moonmaid Marine, Inc., Waveland Marine Services, Inc. and Triangle Marine, Inc. (collectively, "Galaxie"), for approximately $21.0 million, including $18.2 million in cash and 50,000 shares of the Company's common stock (which, based on the closing price of the Company's common stock on the New York Stock Exchange, Inc. on October 26, 1996, had a value of approximately $2.8 million) (the "Galaxie Transaction"). The assets proposed to be acquired include three supply vessels (including one supply vessel under construction), five crew vessels, 17 utility vessels and other related tangible and intangible assets. In addition, the Galaxie Letter of Intent contemplates that the Company will lease from Galaxie, for an initial five-year term following the closing (subject to renewal), Galaxie's waterfront and warehouse facilities in Patterson, Louisiana. The acquisition, which is intended to be consummated in January 1997, is subject to the completion of due diligence, the negotiation and execution of definitive transaction documentation, and the receipt of requisite regulatory approvals (including early termination or expiration of the applicable waiting period under the HSR Act and approvals from the U.S. Maritime Administration). The terms of the Galaxie Transaction are preliminary in nature and there can be no assurance that any definitive documentation will be entered into or, if entered into, that the Galaxie Transaction will be consummated. If the Galaxie Transaction is consummated, the Company may use up to $18.2 million of the net proceeds from its recent sale of the Notes to pay the cash consideration in such transaction.

5-3/8% CONVERTIBLE SUBORDINATED NOTES OFFERING

On November 5, 1996, the Company completed the sale of $172.5 million aggregate principal amount of its 5- 3/8% Convertible Subordinated Notes due November 15, 2006 (the "Notes"). The Notes are convertible, in whole or in part, at the option of the holder at any time from and after January 5, 1997 and prior to the close of business on the business day next preceding November 15, 2006, unless previously redeemed, into shares of the Company's common stock at a conversion price of $66.00 per share (equivalent to a conversion rate of 15.1515 shares of the Company's common stock per $1,000 principal amount of Notes), subject to adjustment in certain circumstances. The Notes are redeemable at the Company's option at any time from and after November 24, 1999 at the redemption prices specified therein, together with accrued and unpaid interest to the date of repurchase. Moreover, if a "Change-in-Control" (as defined in the Indenture for the Notes) of the Company were to occur, the holder of Notes would be entitled to require the Company to repurchase its Notes, in whole or in part, at a purchase price equal to 100% of the principal amount thereof, together with accrued and unpaid interest through the date of repurchase. No sinking fund is provided for the Notes; which are general unsecured obligations of the Company, subordinated in right of payment to all "Senior Indebtedness" (as defined in the Indenture for the Notes) of the Company and effectively subordinated in right of payment to all indebtedness of the Company's subsidiaries.

The Notes were sold by the Company to CS First Boston Corporation, Salomon Brothers Inc and Wasserstein Perella Securities, Inc., as initial purchasers (the "Initial Purchasers"), in an unregistered private placement conducted pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). The discount to the Initial Purchasers was 2.25% per $100 principal amount of Notes (or an aggregate of approximately $3.88 million). The Initial Purchasers subsequently resold the Notes in the United States to "qualified institutional buyers" in reliance on Rule 144A under the Securities Act and to a limited number of institutional "accredited investors" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act), and outside of the United States in offshore transactions to investors in reliance on Regulation S under the Securities Act. Approximately $148.88 million principal amount of the Notes were resold by the Initial Purchasers to qualified institutional buyers in reliance on Rule 144A, approximately $3.27 million principal amount of the Notes were resold by the Initial Purchasers to institutional accredited investors, and approximately $22.35 million principal amount of the Notes were resold by the Initial Purchasers in offshore transactions to investors in reliance on Regulation S under the Securities Act.

The net proceeds to the Company from the sale of the Notes to the Initial Purchasers was approximately $168.3 million (after the deduction of certain transaction expenses paid by the Company). The Company intends to use such net proceeds to fund its capital expansion program, including the construction of new vessels (described above under the caption "Capital Commitments"), and for general corporate purposes, including acquisitions.

VESSEL ACQUISITION

Subsequent to September 30, 1996, the Company acquired one vessel from CNN for a purchase price of $2.65 million in cash that was provided from the Company's existing cash balances. The vessel was acquired pursuant to the terms of an agreement entered into by the Company and CNN in June 1996, see Note 5.

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NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.




                                 TABLE OF CONTENTS
                                                                           PAGE

Available Information.........................................................2
Incorporation of Certain Information
  by Reference................................................................3
Summary.......................................................................4
Risk Factors..................................................................8
Use of Proceeds..............................................................13
Dividend Policy..............................................................13
Selected Historical Financial
  Information ...............................................................14
Selling Stockholders.........................................................16
Plan of Distribution.........................................................18
Legal Matters................................................................19
Experts......................................................................19
Index to Financial
  Statements................................................................F-1



                              SEACOR HOLDINGS, INC.





                                 790,736 SHARES





                                  COMMON STOCK



                                   PROSPECTUS





                                February 6, 1997




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